Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DIALOGIC GROUP INC., DIALOGIC MERGER INC.,

and

DIALOGIC INC. dated as of October 10, 2014

-i-

-ii-

-iii-

Section 11.11	Maximum Recourse: Limitation on Liability	79

Section 11.12	Severability	80

Section 11.13	Counterparts; Facsimile and Electronic Signatures	80

Annex I - Conditions to the Offer

Annex II - Principal Terms of Break Fee Note

Exhibit A - Surviving Corporation Certificate of Incorporation

Exhibit B - List of Support Agreement Stockholders

Exhibit C - Form of Sale Transaction Note

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 10, 2014, is entered into by and among Dialogic Group, Inc., a Canadian corporation (“Parent”), Dialogic Merger Inc., a Delaware corporation and an indirect, wholly owned Subsidiary of Parent (“Sub”), and Dialogic Inc., a Delaware corporation (the “Company”). Each of Parent, Sub and the Company are referred to herein as a “Party” and together as “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X.

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Sub and the Company have (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of their respective stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent proposes to cause Sub to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $0.15, without interest (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), to the seller thereof in cash, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, following the consummation of the Offer, Sub shall be merged with and into the Company with the Company surviving that merger (the “Merger”), in accordance with the DGCL, pursuant to which each issued and outstanding share of Company Common Stock, other than (i) shares owned directly or indirectly by Parent, Sub or the Company and (ii) the Appraisal Shares, shall be converted into the right to receive an amount per share equal to the Offer Price;

WHEREAS, the board of directors of the Company (the “Company Board”) has upon the unanimous recommendation of the Special Committee (the “Special Committee”) of the Company Board, on the terms and subject to the conditions set forth herein, with the approval of all members of the Company Board other than the member of the Company Board employed by the Tennenbaum Funds who has recused himself from such matters, (a) determined that the Offer, the Merger, and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby, and (c) resolved to recommend acceptance of the Offer, and, if required, adoption of this Agreement and approval of the Merger by its stockholders;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Sub to enter into this Agreement, each of the Tennenbaum Funds have entered into an Agreement to Exchange, Tender and Sell (the “Exchange Agreement”) with Parent, Sub, the Company, Dialogic Corporation, a British Columbia corporation and subsidiary of the Company, and Obsidian, LLC, as agent under the Term Loan Agreement, providing that the Tennenbaum Funds shall, as applicable, among other things, agree (i) to contribute a certain amount of Term Loans to the Company in exchange for a number of shares of Company Common Stock (the “Exchange Transaction”), (ii) to sell to Sub a certain principal amount of Term Loans in exchange for cash consideration (the “Term Loan Transfer”), (iii) to cause the Company to redeem the single share of Series D-1 Preferred Stock of the Company held by the applicable Tennenbaum Fund, (iv) to tender the shares of Company Common Stock beneficially owned by them into the Offer, and (v) to support this Agreement, the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Exchange Agreement (the transactions referred to in clauses (i) – (iv) of this recital are collectively referred to herein as the “Exchange Agreement Transactions”);

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Sub to enter into this Agreement, each of the Support Agreement Stockholders has separately entered into a Tender and Support Agreement (collectively, the “Support Agreements”), with Parent and Sub, providing that each such Support Agreement Stockholder shall, among other things: (i) agree to tender the shares of Company Common Stock beneficially owned by them into the Offer, and (ii) support this Agreement, the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in each such respective Support Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the limited guarantee of Sponsor, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

The Offer

Section 1.01 The Offer.

(a) Commencement of the Offer. As promptly as reasonably practicable (and, in any event, within ten (10) Business Days) after the date of this Agreement, Sub shall, and Parent shall cause Sub to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer to purchase all of the outstanding shares of Company Common Stock at a price per share equal to the Offer Price (as adjusted as provided in Section 1.01(c), if applicable).

(b) Terms and Conditions of the Offer. The obligations of Sub to, and of Parent to cause Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Annex I (the “Offer Conditions”). The Offer Conditions are for the sole benefit of Parent and Sub, and Parent and Sub may waive, in whole or in part, any Offer Condition at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition or the D&O Tail Condition, which may be waived by Parent and Sub only with the prior written consent of the Company. Parent and Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided in this Agreement or previously approved by the Company in writing, Sub shall not, and Parent shall not permit Sub to (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) subject to Section 1.01(c), reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition or the D&O Tail Condition, (iv) add to the conditions set forth in Annex I or modify or change any Offer Condition in a manner adverse to any stockholder of the Company, (v) except as otherwise provided in this Section 1.01, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any stockholders of the Company.

(c) Adjustments to Offer Price. The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Sub’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that (x) nothing in this Section 1.01(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement and (y) in no event shall any adjustment be made to the Offer Price with respect to any change during such period that results from any exercise of any Company Stock Options, Warrants, and/or Restricted Stock Units and/or the issuance of any shares of Company Common Stock with respect to any of the foregoing.

(d) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at midnight, New York City time, on the last Business Day of the 20 Business Day period beginning on the date of the commencement of the Offer (determined using Rule 14d-1(g)(3) under the Exchange Act) (such date being the “Initial Offer Expiration Time”). In the event the Initial Offer Expiration Time has been extended pursuant to this Agreement, such later date and time to which the Initial Offer Expiration Time has been extended pursuant to this Agreement shall be referred to herein as the “Expiration Time”. If on the then-scheduled Expiration Time, any of the Offer Conditions shall not be satisfied or, in Sub’s sole discretion, waived, then in its sole discretion, Sub may extend the Offer for one or more periods of not more than ten (10) Business Days each (or such greater number of Business Days as the Parties may agree) as Sub so determines (but not beyond the Outside Date). In addition, if the Offer is required to be extended by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) applicable to the Offer, then Sub shall, and

Parent shall cause Sub to, extend the Offer for the minimum period required by such Law, rule, regulation, interpretation or position. Notwithstanding anything to the contrary in this Agreement, in no event shall Sub be required to extend the Offer (A) beyond March 10, 2015 (the “Outside Date”) or (B) at any time that Parent or Sub is permitted to terminate this Agreement pursuant to Article IX.

(e) Payment. On the terms and subject to the conditions of the Offer and this Agreement, Sub shall, and Parent shall cause Sub to, (i) accept for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer, and (ii) following such acceptance, and as soon as practicable on the Business Day that immediately follows the Expiration Time, pay for all such shares of Company Common Stock. The time at which sufficient funds for payment of the shares of Company Common Stock accepted for payment pursuant to and subject to the conditions of the Offer are deposited with the Paying Agent is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”. Parent shall provide, or cause to be provided to Sub, on a timely basis, all of the funds necessary to purchase any shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer.

(f) Termination of the Offer. The Offer may not be terminated prior to the then-scheduled Expiration Time unless this Agreement is validly terminated in accordance with Section 9.01. If this Agreement is terminated pursuant to Section 9.01, then Sub shall promptly (and, in any event, within two (2) Business Days of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Sub, or this Agreement is terminated in accordance with Section 9.01, Sub shall promptly return, and shall cause any depository acting on behalf of Sub to return, all tendered shares of Company Common Stock to the registered holders thereof to the extent required by the terms of the Offer.

(g) Offer Documents. On the date of commencement of the Offer, Parent and Sub shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”), which shall include, as exhibits, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any supplements or amendments thereto, the “Offer Documents”) and promptly thereafter shall mail the Offer Documents to the holders of the Company Common Stock as required by applicable Law. The Company shall promptly furnish to Parent and Sub all information concerning the Company that may be required by applicable securities laws or reasonably requested by Parent or Sub for inclusion in the Offer Documents. Except as expressly contemplated by Section 6.02(d), the Company hereby consents to the inclusion in the Offer Documents of the Recommendation. Each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Sub shall take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. Parent and Sub shall promptly (and in any event within 24 hours) notify the Company upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Offer Documents, and shall promptly (and in any event within 24 hours) provide the Company with copies of all correspondence between Parent, Sub and their respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. Parent and Sub shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Offer Documents. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or the staff of the SEC with respect thereto, Parent and Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

Section 1.02 Company Actions.

(a) Schedule 14D-9. On (or within one Business Day after) the date on which the initial Offer Documents are filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”), which, except as expressly contemplated by Section 6.02(d), shall include the Recommendation, and promptly thereafter shall mail the Schedule 14D-9 to the holders of the Company Common Stock. The Company shall also include in the Schedule 14D-9 the Fairness Opinion. The Company and Parent shall cooperate to cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock together with the Offer Documents disseminated to the holders of Company Common Stock. Parent and Sub shall promptly furnish to the Company in writing all information concerning Parent and Sub that may be required by applicable securities laws or otherwise reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and the Schedule 14D-9, as so corrected, to be disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly notify Parent and Sub upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Schedule 14D-9, and shall provide Parent and Sub with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent and Sub and their respective counsel a reasonable opportunity to review and comment on such document or response, and the Company shall give reasonable consideration to any such comments.

(b) Stockholder Lists. In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those Persons becoming record holders subsequent to such date, together with lists, copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Sub such information (including updated lists of stockholders, security position listings and computer files) and assistance as Parent or Sub may reasonably request in communicating the Offer to the record and beneficial holders of the Company Common Stock. Subject to the requirements of applicable Law, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Sub shall keep confidential and not disclose such information, including the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control in accordance with the Confidentiality Agreement.

ARTICLE II

The Merger

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.02 Closing. The closing of the Merger (the “Merger Closing”) will take place immediately following the Offer Closing, at the offices of Goodwin Procter LLP, located at 53 State Street, Boston, MA, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date”.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, as promptly as reasonably practicable on the Merger Closing Date, the Parties shall file a certificate of ownership and merger or a certificate of merger (in either case, the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and shall make all other filings and recordings required under the DGCL. The Merger shall become effective on such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such other date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.05 Certificate of Incorporation and By-Laws. At the Effective Time, the Company Certificate of Incorporation as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth in Exhibit A attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law. The Company shall take such actions as are necessary so that, at the Effective Time, the By-Laws of Sub as in effect immediately prior to the Effective Time shall be by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.06 Directors. The directors of Sub immediately prior to the Effective time shall be the directors of the Surviving Corporation immediately following the Effective Time and such directors shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.07 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.08 Taking of Necessary Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Sub, the Surviving Corporation, the board of directors of the Surviving Corporation and officers of the Surviving Corporation shall take all such lawful and necessary action, consistent with this Agreement, on behalf of the Company, Sub and the Surviving Corporation.

ARTICLE III

Effect of the Merger on the Capital Stock of the Constituent Corporations

Section 3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any share of Company Common Stock or any share of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by the Company as treasury stock, or held by Parent or any of its wholly-owned Subsidiaries at such time (including Sub), shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 3.02, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled in accordance with Section 3.01(b) and excluding Appraisal Shares) shall automatically be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), and all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate representing a share (a “Certificate”) or non-certificated share represented by book-entry (“Book-Entry Shares”) that immediately prior to the Effective Time represented any such shares of Company Common Stock (excluding shares to be cancelled in accordance with Section 3.01(b) and excluding Appraisal Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect thereto.

Section 3.02 Adjustment to Merger Consideration. Without limiting the other provisions of this Agreement but without duplication of the provisions of Section 1.01(c), if at any time during the period between the date of this Agreement and the Effective Time, if there shall be any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time, the Merger Consideration as provided in Section 3.01(c) shall be equitably adjusted by Parent to reflect the effect thereof, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 3.02 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.03 Exchange Fund.

(a) Paying Agent. Prior to the initial acceptance for payment by Sub of shares of Company Common Stock pursuant to the Offer (the “Acceptance Time”), Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which such holders shall become entitled pursuant to this Agreement and, in connection therewith, shall enter into an agreement with the Paying Agent in the form reasonably acceptable to the Company. Without limiting the generality of the last sentence of Section 1.01(e), as soon as practicable on the Business Day that immediately follows the date on which the Offer expires and following the Acceptance Time, Parent shall deposit with the Paying Agent cash in an amount sufficient to pay the Aggregate Offer Price and the Aggregate Common Stock Consideration (such cash being hereinafter referred to as the “Exchange Fund”). “Aggregate Offer Price” means the product of the Offer Price multiplied by the number of shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled in accordance with Section 3.01(b) and excluding Appraisal Shares). The Exchange Fund shall be for the benefit of the holders of shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer and for the benefit of the holders of shares of Company Common Stock that are entitled to receive the Merger Consideration per share. For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no stockholder of the Company shall perfect any right to appraisal of his, her or its shares of Company Common Stock. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short term obligations of, or short term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, pending payment thereof by the Paying Agent to the holders of Shares pursuant to Section 1.01 or this Article III or; provided, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by Section 1.01 or this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of shares of Company Common Stock, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by Section 1.01 and this Article III. In the event that the Exchange Fund shall be insufficient to make the payments contemplated in Section 1.02 and this Article III, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Any interest or income produced by such investments will be payable to Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of shares of Company Common Stock and to make payments from the Exchange Fund in accordance with Section 1.01 and Section 3.03(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.01 or Section 3.03(b), except as expressly provided for in this Agreement.

(b) Certificate Exchange Procedures; Appraisal Rights. As promptly as reasonably practicable after the Effective Time, but in no event more than two (2) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Shares, in each case whose shares of Company Common Stock were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.03(f)) to the Paying Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares)), (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration per share, (iii) a notice of available appraisal rights in accordance with the provisions of Section 262 of the DGCL, and (iv) a form of written waiver of such appraisal rights. Each holder of record of a Certificate or Book-Entry Shares shall, upon surrender to the Paying Agent of such Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.03(f)), together with a letter of transmittal with respect to such Certificate or Book-Entry

Shares, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or such Book-Entry Shares shall have been converted into the right to receive pursuant to Section 3.01(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration per share may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar taxes required by reason of the payment of the Merger Consideration and any such dividends to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Payment of the Merger Consideration per share with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.03(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration per share which the holder thereof has the right to receive in respect of such Certificate or Book-Entry Shares pursuant to this Article III. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article III. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.01(c), but instead such holder of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 3.01(c), without any interest thereon. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock or written threats thereof received by the Company prior to the Effective Time, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands for appraisal, or agree to do or commit to do any of the foregoing.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this

Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of cash to the holder thereof as provided in this Article III.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of the Certificates who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration per share pursuant to the provisions of this Article III.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration per share.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, Sub, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the Offer Price, Merger Consideration, and any amounts otherwise payable pursuant to this Agreement (and/or the Offer) to any holder of shares of Company Common Stock, as applicable, such amounts as Parent, Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of applicable tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Sub, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, as the case may be, in respect of which such deduction and withholding was made by Parent, Sub, the Surviving Corporation or the Paying Agent.

Section 3.04 Company Equity Awards.

(a) Company Actions. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the earlier to occur of the Effective Time and the expiration of the Offer, the Company shall use its commercially reasonable efforts to obtain all necessary waivers, consents and/or releases, if any, in form and substance reasonably satisfactory to Parent, from holders of Company Stock Options, Restricted Stock Units, and/or Warrants (together the “Company Equity Awards”), and take all such other action, without incurring any liabilities in connection therewith, as Parent may deem to be necessary or reasonably required to give effect to the transactions contemplated by this Section 3.04 and to give effect the provisions of this Section 3.04. As promptly as reasonably practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering any of the Company Stock Plans) shall adopt resolutions and/or take such other actions as are required to give effect to the transactions contemplated by this Section 3.04 and to give effect to the provisions of this Section 3.04 as of the Effective Time.

(b) Effect of the Merger on Company Equity Awards. As of the Effective Time, each unexpired and unexercised Company Equity Award that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall (to the extent not exercised prior to the Effective Time), at the Effective Time, be canceled as of the Effective Time without consideration or other payment thereon and all such Company Equity Awards shall have no further force or effect.

(c) Other Matters. The Company shall use its commercially reasonable efforts to take, and to cause each of its Subsidiaries to take, all necessary and appropriate actions (including obtaining any necessary determinations and/or resolutions of the board of directors of the Company or any Subsidiary of the Company or a committee thereof and amending any Company Stock Plan) so that (i) no cancellation or termination of any Company Equity Award under this Section 3.04 (or termination of any Company Stock Plan pursuant to clause (ii) below) shall terminate, cancel or otherwise affect any restrictive covenant binding on the holder of any Company Equity Award contained in any Company Stock Plan or any agreement entered into pursuant thereto or with respect to any such equity interests or awards, (ii) as of the Effective Time, each Company Stock Plan in existence as of the Acceptance Time shall be terminated, and all awards and grants thereunder shall be terminated and cancelled in accordance with the applicable provisions of this Section 3.04 and (iii) no new equity or other interests are issued after the Capitalization Date pursuant to any Company Stock Plan in existence as of any time prior to the Acceptance Time or any agreement entered into pursuant thereto.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent as follows (it being understood that each representation and warranty contained in this Article IV is subject to (i) the exceptions and disclosures set forth in the section or subsection of the Company Disclosure Letter corresponding to the particular section or subsection in this Article IV in which such representation and warranty appears, and (ii) any exception or disclosure set forth in any other part or subpart of the

Company Disclosure Letter to the extent it is readily apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty (without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed).

Section 4.01 Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as set forth on Section 4.01 of the Company Disclosure Letter, each Company Subsidiary has been duly organized, and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of the Company Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and the Company and each of the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.01 of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), and the jurisdiction of organization thereof. The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each Company Subsidiary free and clear of all Liens except for Permitted Liens.

Section 4.02 Certificate of Incorporation and By-Laws. The copies of the Company Certificate of Incorporation and the Company By-Laws, which were previously furnished or made available to Parent, are complete and correct, in each case as in effect on the date of this Agreement. The Company has made available to Parent a complete and correct copy of the charter and by-laws (or equivalent organizational documents), and all amendments thereto, of each of the Company Subsidiaries, in each case as in effect on the date of this Agreement. Neither the Company nor any Company Subsidiary is in violation of its organizational or governing documents. Except as set forth on Section 4.02 of the Company Disclosure Letter, the books of accounts, stock records, minute books and other records of the Company and the Company Subsidiaries are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

Section 4.03 Capital Structure.

(a) The authorized capital stock of the Company consists of two hundred million (200,000,000) shares of Company Common Stock and ten million (10,000,000) shares of Company Preferred Stock. At the close of business on October 10, 2014 (the “Capitalization Time”), (i) sixteen million two hundred sixty one thousand seven hundred eleven ((16,261,711) shares of Company Common Stock were issued and outstanding, (ii) one (1) share of Company Preferred Stock was issued and outstanding, (iii) zero shares of Company Common Stock were held in treasury by the Company, (iv) three million six hundred thousand (3,600,000) shares of Company Common Stock were authorized and reserved for issuance pursuant to the Warrants and (v) three million four hundred eighty one thousand seven hundred seventy one (3,481,771) shares of Company Common Stock were authorized and reserved for issuance pursuant to the

Company Stock Plans (all of which plans are listed on Section 4.03(a) of the Company Disclosure Letter) including, as of the Capitalization Time, outstanding Company Stock Options to purchase four hundred thirty eight thousand eight hundred nine (438,809) shares of Company Common Stock, and outstanding Restricted Stock Units, payable on a one-for-one basis, with respect to three hundred ten thousand seven hundred sixty eight (310,768) shares of Company Common Stock, and (vi) no shares of Company Common Stock are owned by any Company Subsidiary. All issued and outstanding shares of Company Common Stock have been, and all shares of capital stock that may be issued pursuant to outstanding Company Stock Options, Restricted Stock Units and Warrants will be, when (and if) issued in accordance with the terms thereof, duly authorized and validly issued, fully paid and nonassessable and not subject to, or issued in violation of, preemptive rights. All issued and outstanding shares of the share capital of each Company Subsidiary have been duly authorized and validly issued, fully paid and nonassessable.

(b) Section 4.03(b) of the Company Disclosure Letter sets forth a correct and complete list (as of the Capitalization Time) of (i) all outstanding Company Stock Options, the name of the Person holding each such Company Stock Option, the number of shares of Company Common Stock issuable upon the exercise of each such Company Stock Option, the name of the Company Stock Plan under which it was issued or granted, the applicable exercise price of each such Company Stock Option, the applicable vesting schedule, the extent to which such Company Stock Option is vested and exercisable as of the date hereof, and the expiration date thereof, (ii) all outstanding Warrants, the number of shares of Company Common Stock issuable upon the exercise of each such Warrant, the applicable exercise price of each such Warrant and the expiration date thereof, (iii) all outstanding Restricted Stock Units, the name of the Person holding each such Restricted Stock Unit, the name of the Company Stock Plan under which it was issued or granted, the number of shares of Company Common Stock issuable upon or subject to such Restricted Stock Unit, the exercise price, if applicable, of each such Restricted Stock Unit, the applicable vesting schedule, the extent to which such Restricted Stock Unit is vested and exercisable as of the date hereof, and the expiration date thereof. Since the Capitalization Time, no shares of Company Common Stock, Company Stock Options, Restricted Stock Units, Warrants or other Equity Interests of the Company or any Company Subsidiary have been issued, other than issuances of shares of Company Common Stock pursuant to the proper exercise of Company Stock Options, Restricted Stock Units, or Warrants outstanding as of the Capitalization Time.

(c) Except as set forth on Section 4.03(c) of the Company Disclosure Letter, there are no preemptive or similar rights granted by the Company or any Company Subsidiary on the part of any holders of (or otherwise in respect of) any class of securities or other Equity Interests of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any such Company Subsidiary on any matter (“Voting Company Debt”). Except as listed on Section 4.03(c) of the Company Disclosure Letter, there are not (x) any shares of capital stock or other Equity Interests in or of the Company issued or outstanding and/or commitments, contracts, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other Equity Interest in, the Company or any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, right, security, unit, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other Equity Interests in, the Company. There are no proxies, voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries.

(d) Except as set forth in Section 4.03(d) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock and other Equity Interest of each Company Subsidiary is validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another Company Subsidiary free and clear of all security interests, Liens, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever, in each case, other than Permitted Liens. Except as set forth in Section 4.03(d) of the Company Disclosure Letter, and except for its interests in the Company Subsidiaries, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any capital stock of, or other Equity Interests in, any corporation, partnership, joint venture, association or other entity.

(e) Neither the Company nor any Company Subsidiary has any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

(f) As of the Capitalization Time, there is not outstanding any amount of Indebtedness of the Company and/or any of the Company Subsidiaries other than the Indebtedness set forth on Section 4.03(f) of the Company Disclosure Letter. With respect to such outstanding Indebtedness, Section 4.03(f) of the Company Disclosure Letter also sets forth for each tranche or type of such outstanding Indebtedness (i) the outstanding aggregate unpaid principal amount of each such tranche or type of Indebtedness as of the Capitalization Time, (ii) the aggregate amount of accrued but unpaid interest thereon as of the Capitalization Time and (iii) the aggregate amount of prepayment fees or premiums or similar costs that would be payable if the Merger were to be consummated as of the Capitalization Time and all such Indebtedness was to be fully repaid and discharged as of the Capitalization Time in connection therewith.

Section 4.04 Authority; Recommendation.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, except, in the case of the Merger, for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement is a legally valid and binding obligation of Parent and Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (x) bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws of general applicability relating to or affecting the rights and remedies of creditors and (y) general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law (clause (x) and (y) collectively, the “Enforceability Exception”).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company (other than the director of the Company employed by the Tennenbaum Funds who had recused himself as to such matters) were present, duly adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby and thereby, (ii) approving and declaring advisable this Agreement, the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated hereby and thereby, (iii) declaring that the terms of this Agreement and the transactions contemplated hereby and thereby, including the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein and therein, are fair to and in the best interests of the stockholders of the Company, (iv) recommending that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable Law, adopt this Agreement (this clause (iv), the “Recommendation”), (v) irrevocably, prior to any termination of this Agreement in accordance with its terms, approving for all purposes each of Parent, Sub and their respective Affiliates with respect to this Agreement and the transactions contemplated hereby (including the Offer and the Merger) to exempt such Persons (with respect to this Agreement and the transactions contemplated hereby), agreements and transactions from, and to elect for the Company, Parent, Sub and their respective Affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws (including the provisions of Section 203 of the DGCL) (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to the Company, Parent, Sub or any of their respective Affiliates or this Agreement or the transactions contemplated hereby (including the Offer, the Exchange and the Merger) with respect to any of the foregoing, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way and (vi) authorizing and approving the Exchange Agreement Transactions and the issuance of the Exchange Shares (as defined in the Exchange Agreement) thereunder. Except as set forth in the

Company Certificate of Incorporation or Company By-laws, there are no “anti-takeover” or similar provisions in any organizational or governing documents of the Company or any Company Subsidiary.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of any material Lien upon any of the properties or assets (tangible or intangible) of the Company or any Company Subsidiary under (other than any such Lien created as a result of any action taken by Parent or Sub or any Permitted Lien), any provision of (i) the Company Certificate of Incorporation, the Company By-Laws or the comparable organizational documents of any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 4.05(b) and Section 5.03, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, (iii) except as set forth in Section 4.05(a) of the Company Disclosure Letter, any Company Material Contract or (iv) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge this Agreement or the transactions contemplated hereby or to exercise any remedy or obtain any relief, under any Action or Order.

(b) No consent, approval, order, waiver, authorization or permit of, registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement (excluding the Company Restructuring Actions), except for (i) the filing with the SEC of (x) the Schedule 14D-9 and (y) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of the Company Subsidiaries is qualified to do business, or (iii) any filings or notices required under the rules and regulations of the OTCQB.

Section 4.06 Permits; Compliance With Law. Except for employee benefit plans, labor and other employment matters, which are the subjects of Section 4.10 and Section 4.11, for environmental matters, which are the subject of Section 4.14, for intellectual property matters, which are the subject of Section 4.15 and for tax matters, which are the subject of Section 4.17, each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective business as it is currently being conducted (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except for any Company Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries are, and have been, in compliance in all material respects with all Laws applicable to its business or operations or by which any of its properties or assets are bound except where the failure to comply with such Laws would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.07 SEC Documents; Financial Statements; Undisclosed Liabilities; Internal Controls.

(a) The Company has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed or furnished by it under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, since January 1, 2011 (collectively with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented if applicable, in each case prior to the date hereof, (a) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, in each case prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, as in effect on the date so filed, and (b) did not, at the time it was filed or furnished (or became effective in the case of registration statements), or, if subsequently amended or supplemented prior to the date hereof, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company or any of the Company Subsidiaries, on the other hand, occurring since January 1, 2011 and prior to the date hereof that is not otherwise available on the SEC’s Electronic Data Gathering and Retrieval Database (EDGAR) prior to the date hereof. As of the date hereof, except as set forth on Section 4.07(a) of the Company Disclosure Letter, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings, and none of the Company SEC Filings is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) The Company has delivered or made available to Parent the following financial statements and notes: (i) the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2011, 2012 and 2013 and the related audited consolidated statements of operations, statements of shareholders’ equity and statements of cash flows of the Company and the Company Subsidiaries for the years then ended, together with the independent auditor’s report therefor and notes thereto (the “Company Audited Financial Statements”); (ii) the quarterly unaudited consolidated balance sheet of the Company and the Company Subsidiaries for each quarter after December 31, 2013, and the related unaudited statement of income and statement of cash flows of the Company and its consolidated Subsidiaries for each such period (the “Company Quarterly Financial Statements” and collectively with the Company Audited Financial Statements, the “Company Financial Statements”) and (iii) the monthly unaudited consolidated balance sheet of the Company and the

Company Subsidiaries for each month after March 31, 2014, and the related unaudited statement of income and statement of cash flows of the Company and its consolidated Subsidiaries for each such period. The Company Financial Statements fairly presented in all material respects the financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and the Company Subsidiaries for the periods covered thereby, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act).

(c) Each of the Company and the Company Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries, as applicable; (iii) access to the assets of the Company and the Company Subsidiaries is permitted only in accordance with management’s authorization; and (iv) accounts, notes and other receivables (collectively, “Accounts Receivable”) are recorded accurately.

(d) The Accounts Receivable set forth on the Company Financial Statements (i) arose in the ordinary course of business consistent with past practice, (ii) represented bona fide claims for sales and other charges and (iii) have been collected or are collectible in the book amounts thereof, less allowances for doubtful accounts and warranty returns determined in accordance with the GAAP consistently applied and the Company’s past practice that are or shall be sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. None of the Accounts Receivable is subject to any known claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.

(e) Except as and to the extent (i) reflected or reserved against in the most recent consolidated balance sheet of the Company and the Company Subsidiaries (or the notes thereto) or (ii) set forth in Section 4.07(e) of the Company Disclosure Letter, none of the Company or any consolidated Company Subsidiary has any material liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise), except for liabilities or obligations (A) that were incurred under this Agreement or in connection with the transactions contemplated hereby, or (B) that were incurred after January 1, 2014 in the ordinary course of business and in a manner consistent with past practice.

(f) The Company and the Company Subsidiaries have established and maintained a system of internal control over financial reporting through a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company and the Company Subsidiaries, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the Company Financial Statements. Since January 1, 2011, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has made available to Parent copies of any material written materials relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company’s audit committee from January 1, 2011 to the date of this Agreement.

(g) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures (i) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, including the consolidated Company Subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated or communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure.

(h) Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of Company Subsidiary has made any prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary. There are no outstanding loans or other extensions of credit that would constitute prohibited loans or extensions of credit made by the Company or any of the Company Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary.

(i) Neither the Company nor any of its Subsidiaries has or is subject to any “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act), where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Filing.

Section 4.08 Disclosure Documents.

(a) The Schedule 14D-9, and any amendments or supplements thereto, at the time of the filing of such Schedule 14D-9 or any supplement or amendment thereto, and at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.08 will not apply to statements or omissions included in the Schedule 14D-9 based upon information furnished to the Company in writing by Parent or Sub specifically for use therein.

(b) The information with respect to the Company or any of the Company Subsidiaries that the Company furnishes to Parent or Sub in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any Company Subsidiary, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations and warranties.

Section 4.09 Absence of Certain Changes or Events. Since January 1, 2014 and through the date of this Agreement, except as (a) contemplated by, or as disclosed pursuant to, this Agreement or (b) disclosed in the Most Recent Periodic Reports, or (c) set forth in Section 4.09 of the Company Disclosure Letter, (i) there has not been any Company Material Adverse Effect, (ii) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, (iii) no interest payments have been made in respect of the Term Loans and (iv) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 6.01(a) hereof.

Section 4.10 Employee Benefits Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each incentive, bonus, deferred compensation, cafeteria, medical, disability, stock purchase or equity based compensation, change in control, retention, severance, termination, employment, vacation, medical, employee benefits, fringe benefits, pension or retirement plan, policy, program, practice, agreement, understanding or arrangement, and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to, or otherwise for the benefit of, any current or former director, officer, employee, independent contractor or other service provider (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary, which are maintained, sponsored or contributed to by the Company or any Company Subsidiary, or which the Company or any Company Subsidiary is a party or under which the Company or any Company Subsidiary has any material obligation or liability, including by reason of having an ERISA Affiliate (each a “Company Benefit Plan”). With respect to each Company Benefit Plan, the Company has provided or made available to Parent and Sub complete and correct copies of (i) such Company Benefit Plan, including any related trust documents or other funding vehicles, and (ii) to the extent applicable with respect to Company Benefit Plans sponsored or maintained by the Company, the most recent actuarial valuation reports; the most recent Forms 5500 with all attachments required to have been filed with the IRS or the Department of Labor, and all schedules thereto; all current summary plan descriptions; all material written communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor regarding the qualification or compliance of such plans; and all amendments and modifications to any such document.

(b) Since January 1, 2011 and to the Company’s knowledge prior to that date, each Company Benefit Plan has been maintained, in form and operation, and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

(c) (i) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service (the “IRS”) as to its qualified status or may rely upon an opinion letter for a prototype plan, in each case that has not been revoked, and, to the Company’s knowledge, there are no existing circumstances and no events have occurred that would adversely affect the qualified status of any such Company Benefit Plan or the related trust and (ii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) and, to the knowledge of the Company, there is no reasonable basis for any such suit, proceeding or actions.

(d) Since January 1, 2011 and to the Company’s knowledge prior to that date, during the past six years, neither the Company nor any ERISA Affiliate has maintained any Company Benefit Plan or other employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a multiemployer plan (as defined in Section 3(37) of ERISA) and to the Company’s knowledge neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(e) Except as set forth in Section 4.10(e) of the Company Disclosure Letter, no amount paid or payable (whether in cash or property) as a result of or in connection with the consummation of the transactions contemplated by this Agreement to employee, officer, director or other service provider of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any

Company Benefit Plan or otherwise, is or would be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Each Company Benefit Plan or other arrangement to which the Company or any Company Subsidiary is a party or is bound that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder in all material respects.

(g) No Company Benefit Plan or other arrangement to which the Company or any Company Subsidiary is a party provides for the gross-up or reimbursement for any Taxes imposed under Section 4999 or 409A of the Code.

(h) Except as set forth in Section 4.10(h) of the Company Disclosure Letter and as required by Law, no Company Benefit Plan or other agreement or arrangement to which the Company or any Company Subsidiary is a party or is bound provides (or could reasonably be expected to require the Company or any Company Subsidiary to provide) any post-employment medical or life insurance benefits to any Person beyond the period under which they are being paid severance by the Company or a Company Subsidiary.

(i) Except as set forth in Section 4.10(i) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement (on their own and not in combination with other events or circumstances) will not (i) entitle any current or former director, officer, employee or other service provider who is a natural person of the Company or any Company Subsidiary to any payment, (ii) result in the acceleration of the time of payment or vesting of compensation or benefits, as applicable, or (iii) increase the amount of any payment under any Company Benefit Plan (including any Company Stock Plan). In addition, the Company has provided Parent copies of any employment agreements that have “double trigger” severance obligations.

(j) Since January 1, 2011 and to the Company’s knowledge prior to that date, for the past six years, all contributions and premiums required to have been paid by the Company or any of the Company Subsidiaries to any Company Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law have been paid and such Company Benefits Plan remain valid and in full force and effect.

(k) With respect to the Company Benefit Plans, individually and in the aggregate, and in all material respects, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accrued or otherwise properly disclosed in the footnotes in accordance with GAAP, in the financial statements of the Company.

(l) No Company Benefit Plan, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code, as a result of the transactions contemplated by this Agreement alone or together with any other event.

(m) With respect to the Company Stock Options, (i) each Company Stock Option that is expressly intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies except to the extent that the $100,000 limitation rule of Code Section 422 is exceeded or to the extent there was a material modification, (ii) each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, (iii) each such grant was made in accordance with the terms of the applicable Company Stock Plan and all other applicable Laws and regulatory rules or requirements, (iv) the per share exercise price of each Company Stock Option was no less than the fair market value (within the meaning of Section 422 of the Code, in the case of each Company Stock Option intended to qualify as an “incentive stock option”, and within the meaning of Section 409A of the Code, in the case of each other Company Stock Option granted to holders of Stock Options who are subject to U.S. taxes) of a share of Company Common Stock on the applicable Grant Date.

Section 4.11 Labor and Other Employment Matters. Section 4.11 of the Company Disclosure Letter contains a complete and accurate list of all employees of the Company and Company Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes if based in the United States and, if exempt, the type of exemption relied upon, whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, actual bonus paid in 2013 and bonus earned in 2013 (stating whether such bonus is paid or unpaid), if any, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration). The Company has provided Parent for each employee of the Company and Company Subsidiaries information related to vacation entitlement and accrued vacation or paid time-off balance, travel pay, car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual and any contractual entitlement to severance beyond the Company or Company’s Subsidiaries legal obligations in the country of employment. Section 4.11 of the Company Disclosure Letter also contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other individuals who have access to the systems of the Company and Company Subsidiaries and classified by the Company as other than employees or compensated other than through wages paid by the Company and Company Subsidiaries through the Company’s or any Company Subsidiary’s payroll department (“Contingent Workers”). Any contracts related to such Contingent Workers have been made available to Parent. Each of the Company and each Company Subsidiary are and has been in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. The Company and each Company Subsidiary has properly classified its U.S. employees and employees otherwise subject to U.S. wage and hour Laws as exempt or non-exempt for overtime pay purposes and is otherwise in compliance in all material respects with the Fair Labor Standards Act and equivalent state wage and hour laws. To the extent that any Contingent Workers are employed or used, the Company and each Company Subsidiary has properly classified and treated them in accordance with applicable laws. Except as set forth in Section 4.11 of the Company Disclosure Letter, with respect to the Company and each Company Subsidiary: (i) there are no pending, or to Company’s knowledge threatened, labor or employment claims, including any Action alleging unlawful harassment, employment discrimination, unfair labor practices, unpaid wages, unlawful wage or immigration practices, unlawful tax withholding practices, or claims under any workers’ compensation policy or long term disability policy; (ii) no Company or Company Subsidiary is a party to any collective bargaining agreement except to the extent that certain Company Subsidiary employees are part of national collective bargaining agreements as required under applicable law in their countries; (iii) no union organizing activities have occurred within the past three (3) years, and to the Company’s knowledge, no such activities are underway or threatened; (iv) there is no and there has not been in the last twelve (12) months an strike, slowdown, work stoppage, lockout or other labor dispute underway, or to the Company’s knowledge, threatened; (v) neither the Company nor any of its officers or senior managers is, or within the last three (3) years has been, subject to any order, decree, audit, investigation, injunction or judgment by any Governmental Authority in respect of any labor or employment matters; (vi) the Company and each Company Subsidiary is in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986 and E-Verify where required; (vii) all employees of the Company and each Company Subsidiary located in the United States are employed at-will and no Employee in the United States is subject to any contract with the Company that states they are not at will employees and (viii) within the past three (3) years, no plant closing or layoff of employees has been implemented that Company and Company Subsidiaries have provided any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance.

Section 4.12 Contracts.

(a) Section 4.12 of the Company Disclosure Letter lists each of the following Contracts entered into by the Company of any Company Subsidiary as of the date of this Agreement that (such Contracts, the “Company Material Contracts”):

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership that is material to the business of the Company and the Company Subsidiaries, taken as a whole, or in which the Company owns any voting or economic interest;

(iii) other than the Existing Credit Agreements, is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money, trade payables financing arrangements, deferred payment or other Indebtedness (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $100,000;

(iv) prohibits the payment of dividends or distributions in respect of any Equity Interest of the Company or any of the Company Subsidiaries, prohibits the pledging of any Equity Interest of any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary, other than the Existing Credit Agreements;

(v) is a material settlement, conciliation or similar agreement (x) with any Governmental Authority or (y) which would require the Company or any Company Subsidiary to pay consideration of more than $150,000 after the date of this Agreement;

(vi) (A) contains a standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of a Third Party, or (B) which contains any “non-solicitation”, “no hire” or similar provision which restrict the Company or any Company Subsidiary in soliciting, hiring, engaging, retaining or employing such Third Party’s current or former employees in a manner or to an extent that would interfere in any material respect with the ordinary course operations of the business of the Company or the Company Subsidiaries;

(vii) relates to any acquisition by the Company or any of the Company Subsidiaries of Equity Interests or any material assets (other than acquisitions of inventory or equipment in the ordinary course of business) pursuant to which the Company or any of the Company Subsidiaries has continuing indemnification (other than indemnification obligations with respect to directors and officers), “earn-out” or other contingent payment or guarantee obligations, in each case, that are reasonably likely to result in payments in excess of $150,000;

(viii) contains any covenant that (A) materially limits the ability of the Company or any Company Subsidiary (or after the Acceptance Time or Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any geographic location, or that expressly requires the Company and/or any Company Subsidiary to purchase an amount of goods or services from a particular Person in an amount in excess of $250,000 annually, or $500,000 in the aggregate, or (B) could require the disposition of any material assets or material line of business of the Company or any Company Subsidiary;

(ix) other than employment agreements or indemnification agreements listed in Section 4.12(a)(ix) of the Company Disclosure Letter, involves any directors, executive officers (as such term is defined in the Exchange Act) or 5% stockholders of the Company or any of their affiliates (other than the Company or any Company Subsidiary) or immediate family members;

(x) relates to the employment of any individual on a full-time or part-time, consulting, or other basis providing for an annual base salary in excess of $150,000 (each, a “Senior Employee”);

(xi) contains a license of Intellectual Property (except for licenses of commercially available software granted by or to the Company or any Company Subsidiary) that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole;

(xii) by its terms requires aggregate payments by the Company or any of Company Subsidiaries of more than $500,000 over the term of such Contract, except for (A) any such Contract that may be canceled, without any material penalty or other material liability to the Company or any Company Subsidiaries, upon notice of 90 days or less, (B) any purchase orders for merchandise issued in the ordinary course of business, (C) any Leases, or (D) any Contracts listed on Section 4.12(a)(xii) of the Company Disclosure Letter; or

(xiii) grants to any Person any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy all or a substantial part of the material assets of the Company or any of the Company Subsidiaries.

(b) Except as set forth in Section 4.12(b) of the Company Disclosure Letter and except as would not, individually or in the aggregate, result in a Company Material Adverse Effect, (i) each Company Material Contract is legally valid and binding on the Company and each Company Subsidiary party thereto, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Enforceability Exception, (ii) to the knowledge of the Company, each Company Material Contract is a legally valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Enforceability Exception, (iii) neither the Company nor any Company Subsidiary, and, to the knowledge of the Company, no counterparty, is in breach or violation of, or default under, any Company Material Contract, (iv) none of the Company or any Company Subsidiary has received notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract that has not been cured and (v) the Company has not received any notice from any counterparty to any Company Material Contract that such counterparty intends to terminate, or not renew, any Company Material Contract and the Company otherwise has no knowledge of any such counterparty’s intent to terminate, or not renew, any Company Material Contract. As of the date of this Agreement, true and correct copies of all Company Material Contracts (as amended or modified) are either publicly filed with the SEC or the Company has made available to Parent prior to the date hereof copies of such Company Material Contracts.

Section 4.13 Litigation. Except as set forth in Section 4.13 of the Company Disclosure Letter, as of the date hereof, (a) there is no legal, administrative, arbitral or other suit, claim, charge, grievance, mediation, action, investigation or proceeding of any nature (“Action”) pending or, to the knowledge of the Company, threatened, in each case, (i) against the Company or any Company Subsidiary or any of their respective assets or properties or (ii) that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger and (b) neither the Company nor any Company Subsidiary, or any of their respective assets or properties, is subject to or bound by any outstanding judgment, order, writ, stipulation, settlement, award, arbitration award, finding injunction or decree under which the Company or any Company Subsidiary have ongoing obligations (“Order”). To the knowledge of the Company, as of the date hereof, no event has occurred, and no claim, dispute or other conditions of circumstances exists that would reasonably be expected to give rise to or serve as a basis of the commencements of any Action of the type described in Sections 4.13(a)(i) or 4.13(a)(ii).

Section 4.14 Environmental Matters.

(a) Since December 31, 2010, neither the Company nor any of the Company Subsidiaries has received any notice or other communication, whether from a Governmental Authority, citizens group, Affiliate or otherwise, that alleges that the Company or Company Subsidiary is not or might not be in compliance with any Environmental Law, and, to the knowledge of the Company, there are no circumstances that will prevent or interfere with the compliance by the Company or any Company Subsidiary with any Environmental Law in the future.

(b) To the knowledge of the Company: (i) all property that is or was leased to or controlled, owned or used by the Company or any Company Subsidiary, and all surface water, groundwater, soil and soil vapors associated with or adjacent to such property, is free of any Materials of Environmental Concern (as defined in Section 4.14(d)) or material environmental contamination of any nature; (ii) none of the property that is or was leased to or controlled, owned or used by Company or any Company Subsidiary contains any above ground or underground storage tanks, waste treatment systems, asbestos, asbestos-containing materials, equipment using PCBs or underground injection wells; and (iii) none of the property that is or was leased to or controlled, owned or used by the Company or any Company Subsidiary contains any tanks or sumps in which process wastewater or any Materials of Environmental Concern have been Released (as defined in Section 4.14(d)).

(c) Since January 1, 2011 and to the Company’s knowledge prior to that date, neither the Company nor any Company Subsidiary has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to an Action or Order to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of investigating or conducting any removal or remedial actions at such site.

(d) For purposes of this Agreement: (i) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic or radioactive substances, petroleum and petroleum products, asbestos and asbestos-containing materials and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment; and (ii) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list of (i) all patents and applications for patents owned by the Company or by any Company Subsidiary (“Company Patents”), registered and material unregistered marks and applications for mark registration owned by the Company or any Company Subsidiary (“Company Marks”) and registered copyrights owned by the Company or any Company

Subsidiary (“Company Copyrights”). The Company Intellectual Property together with any intellectual property non-exclusively licensed by the Company is sufficient to operate the business of the Company and any of the Company Subsidiaries as currently conducted.

(b) Except as set forth on Section 4.15(b) of the Company Disclosure Letter:

(i) with respect to the Company Intellectual Property (A) purported to be owned by the Company or any Company Subsidiary, the Company or such Company Subsidiary exclusively owns such Company Intellectual Property and, without payment to a third party, possesses adequate and enforceable rights to such Intellectual Property as necessary for the operation of the Company and the Company Subsidiaries and (B) exclusively licensed to the Company or any Company Subsidiary by a third party (other than commercial off the shelf software that is made available for a total cost of less than $25,000 per year), the Company or such Company Subsidiary possesses exclusive, adequate and enforceable rights to such Company Intellectual Property as necessary for the operation of the Company and the Company Subsidiaries; in the case of both (A) and (B) above, free and clear of all Liens other than Permitted Liens;

(ii) all Company Intellectual Property owned by or exclusively licensed to the Company or any Company Subsidiary are valid and enforceable, and all Company Patents, Company Marks and Company Copyrights that have been issued by, or registered, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including, as applicable and subject to available deferment or permitted extension periods, the payment of filing, examination and maintenance fees, inventor statements of working or use, post-registration filing of affidavits of use and renewal applications);

(iii) no Company Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding, to the knowledge of the Company, there is no patent or patent application of any third party that would subject a Company Patent to an interference, and all products made, used or sold under the Company Patents have been marked with the proper patent notice;

(iv) there are no pending or, to the knowledge of the Company, threatened claims against the Company, any Company Subsidiary or any of their employees alleging that any activity by the Company or such Company Subsidiary infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity or that any of the issued and registered Company Intellectual Property is invalid or unenforceable;

(v) to the knowledge of the Company, no activity by the Company or any Company Subsidiary infringes or violates (or in the past infringed or violated) any Third Party IP Asset or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Asset;

(vi) (A) all former and current employees, consultants and contractors of the Company and the Company Subsidiaries have executed written instruments with the Company or such Subsidiary that assign or obligate them to assign to the Company or such Company Subsidiary all rights, title and interest in and to any and all inventions, improvements, discoveries, writings and other works of authorship, and information relating to the business of the Company and the Company Subsidiaries or any of the products or services being researched, developed, manufactured or sold by the Company and the Company Subsidiaries or that may be used with any such products or services and Intellectual Property relating thereto; (B) in each case where a Company Patent is held by the Company or any Company Subsidiary by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued; and (C) all former and current employees, consultants and contractors of the Company and the Company Subsidiaries have executed written instruments with the Company or such Subsidiary protecting Company confidential information, and to the Company’s knowledge, there has been no breach of any such agreement;

(vii) to the knowledge of the Company, there is currently no infringement or violation by any specific person or entity of any of the Company Intellectual Property or the Company’s or any Subsidiary’s rights therein or thereto, nor has is to the knowledge of the Company is there currently any misappropriation by any specific person or entity of any of the Company Intellectual Property;

(viii) (A) neither the Company nor any Subsidiary has granted any current or contingent right, license or interest in or to the source code of the Company Intellectual Property, and (B) since the Company and the Subsidiaries developed the source code of the Company Intellectual Property owned by the Company or a Company Subsidiary, neither the Company nor any Subsidiary has provided or disclosed the source code of such Company Intellectual Property to any person or entity;

(ix) the Company products perform substantially in accordance with their documented specifications and as the Company and the Company Subsidiaries have warranted to their customers, except to the extent any such failure to so perform would not reasonably be expected to have a Material Adverse Effect;

(x) the Company and the Company Subsidiaries products do not contain any “viruses”, “worms”, “time-bombs”, “key-locks”, or any other devices intentionally created that could disrupt or interfere with the operation of the Company and the Company Subsidiaries products or equipment upon which the Company and the Company Subsidiaries products operate, or the integrity of the data, information or signals the Company products produce in a manner adverse to the Company, any Company Subsidiary or any customer, licensee or recipient;

(xi) (A) No Company Intellectual Property contains, incorporates, links or calls to or otherwise uses any software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including any library or code licensed under the GNU General Public License, GNU Lesser General Public License, Apache Software License, or any other public source code license arrangement) in an manner that obligates the Company or any Company Subsidiary to disclose, make available, offer or deliver any other portion of the source code of any Company product or component thereof to any third party.

Section 4.16 Assets and Properties.

(a) The Company and any Company Subsidiary does not and to the Company’s knowledge has never owned any real property.

(b) Section 4.16(b) of the Company Disclosure Letter sets forth (a) the address of all Leased Real Property (b) the identification of the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addendum, riders and other documents constituting a part thereof where the Company or any Company Subsidiary is the tenant or subtenant of any real property (collectively, the “Leases”), (c) the identity of the lessor, lessee, and current occupant (if different than the lessee) of the applicable Leased Real Property, and (d) the length of term for the tenancy (without consideration of renewal or termination options). Except as set forth in Section 4.16(b) of the Company Disclosure Letter, with respect to each of the Leases: (i) subject to the Enforceability Exception, such Lease is legally valid, binding, enforceable and in full force and effect and there are no material disputes with respect to such Lease; (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, or otherwise permit any landlord to terminate, recapture or accelerate rent or cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company or Company Subsidiary is in breach or default under such Lease, and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iv) the Company or a Company Subsidiary has a good and valid title to a leasehold estate in each Leased Real Property. True correct and complete copies of the Leases have been delivered to or made available to Parent and Sub. The Leased Real Property constitutes all of the real property used or occupied by the Company and any Company Subsidiary in connection with the conduct of the business of the Company and any Company Subsidiary as currently operated and is sufficient therefore.

(c) Each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used by them in their respective businesses free and clear of any Liens, except for Permitted Liens. Such personal property and Leased Real Property (taken as a whole) is in all material respects in good operating condition and repair, ordinary wear and tear excepted.

Section 4.17 Taxes.

(a) (i) Except as set out in Section 4.17(a) of the Company Disclosure Letter, and, with respect to Veraz Networks, Inc., to the Company’s knowledge before October 1, 2010,

the Company and each Company Subsidiary have duly and timely filed with the appropriate Governmental Authority all income and other material federal, state, provincial, local and non-U.S. Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns; (ii) all such Tax Returns were true, complete and correct in all material respects; and (iii) the Company and each Company Subsidiary have paid (or have had paid on their behalf) all material Taxes whether or not shown as due and payable on such filed Tax Returns.

(b) The unpaid Taxes of the Company and the Company Subsidiaries for the period up to the date of the most recent Company Financial Statements did not, as of such date, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than in any notes thereto) and will not exceed that reserve as adjusted for operations and transactions through the Closing Date, with the accrued Taxes thereon calculated in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns.

(c) (i) Except as set out in Section 4.17(c) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (other than extensions in the ordinary course of business) or with respect to any Tax assessment or deficiency; (ii) no deficiencies for Taxes with respect to the Company or any of the Company Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority, except for deficiencies that have been paid or otherwise resolved; (ii) there are no audits, examinations, or other proceedings currently ongoing or pending with regard to any material Taxes of the Company or any Company Subsidiary; and neither the Company nor any Company Subsidiary has received a notice or announcement of any audits or proceedings; and (iii) no claim has been made by an authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction.

(d) (i) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes where any such waiver or extension is still in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); and (ii) the Company and each Company Subsidiary has duly and timely withheld and paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e) With respect to any stock or other property transferred in connection with the performance of services for the Company or any Company Subsidiary, a valid Section 83(b) election in accordance with the requirements of the Code has been made, copies of which have been made available to Parent.

(f) (i) There are no Liens upon any property or assets of the Company or any Company Subsidiary for Taxes, except for Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements; (ii) neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past three (3) years; (iii) neither the Company nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4; and (iv) neither the Company nor any Company Subsidiary (A) is a member of an affiliated group within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary federal income Tax Return (other than a group the common parent of which is the Company), (B) has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise (excluding customary Tax indemnification provisions in commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes), or (C) is a party to any agreement for the sharing, indemnification, or allocation of Taxes (other than agreements between or among the Company and the Company Subsidiaries).

(g) (i) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Effective Time as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Effective Time or (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Effective Time; (ii) neither the Company nor any Company Subsidiary has engaged in any “listed transaction” within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated hereunder); and (iii) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither the Company nor any Company Subsidiaries is a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code;

(i) Neither the Company nor any Company Subsidiary is party to or bound by any Tax allocation or sharing agreement with a person other than the Company or any Company Subsidiary.

(j) The Company and each Company Subsidiary are in compliance in all material respects with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order of taxing authority and to the Company’s knowledge the consummation of the Merger will not have any adverse effect on: (A) the validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order; and (B) subject to the receipt the continued qualification for any grants or the terms or duration thereof or require any recapture of any previously claimed incentive under such grants.

(k) The Company and each Company Subsidiary has duly collected all material amounts on account of any sales transfer Taxes or VAT, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it; neither the Company nor any Company Subsidiaries has refunded or deducted any material input VAT that such Person was not so entitled to deduct or refund.

(l) No Company Subsidiary that is organized outside the United States (i) has or has had any nexus with the United States, a trade or business or permanent establishment within the United States or any other connection with the United States that has subjected it to United States federal, state or local Tax; (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; (iii) is or was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a); or (iv) holds assets which constitute U.S. property within the meaning of Section 956 of the Code requiring inclusion in income of the Company under Section 951(a)(1)(B) of the Code.

(m) There are no circumstances existing prior to the date hereof which resulted in the application to the Company or any Company Subsidiary of any of sections 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada) or any analogous provision of any comparable Law of any province or territory of Canada.

(n) The Company and each Company Subsidiary has deducted, withheld, collected and remitted, when due to each applicable Governmental Authority, all material Taxes which it is required to deduct, withhold, collect and remit. Without restricting the generality of the foregoing, the Company and each Company Subsidiary has withheld from each amount paid or credited or deemed to have been paid or credited to, and each taxable benefit conferred upon or dividend or distribution paid or deemed to have been paid to any of its present or former Employees, shareholders, officers and directors, and to all Persons who are or are deemed to be non-residents of Canada for purposes of the Income Tax Act (Canada) all material amounts required by applicable Law to be withheld, and has remitted such withheld material amounts within the prescribed periods to each appropriate Governmental Authority.

(o) Neither the Company nor any Company Subsidiary has any material unpaid amounts that may be required to be included in the Company or such Company Subsidiary’s income for Canadian income tax purposes for any Post-Closing Period under section 78 of the Income Tax Act (Canada) or a corresponding provincial provision.

(p) Neither the Company nor each Company Subsidiary has received any requirement or demand from any Governmental Authority pursuant to section 224 of the Income Tax Act (Canada) or any similar provision of an applicable Law that remains unsatisfied in any respect.

(q) The repayment, cancellation or forgiveness before Closing of any Intercompany Loans outstanding before Closing will not give rise to any Tax payable by the Company or any Company Subsidiary.

(r) Each Company and each Company Subsidiary carrying on commercial activities in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax, and under applicable provincial Tax statutes in respect of all provincial Taxes which it is or has been required to collect. The registration numbers of each such Company Subsidiary are as set out in Section 4.17(r) of the Company Disclosure Letter. All material input tax credits claimed by the Company and each Company Subsidiary pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of that Act and the regulations thereto.

Section 4.18 Insurance. Section 4.18 of the Company Disclosure Letter contains a list of all insurance policies of the Company and the Company Subsidiaries. All insurance policies of the Company and the Company Subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) neither the Company nor any Company Subsidiary is in breach of or default under any such insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such insurance policies and (c) since October 1, 2010, no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals or notices of non-payment which were cured prior to the end of the notice period.

Section 4.19 Rule 14d-10 Matters. Prior to the Initial Offer Expiration Date, the Compensation Committee of the Company Board will take all such actions as may be required to cause to be exempted under Rule 14d-10(d)(2) under the Exchange Act, any and all employment compensation, severance and employee benefit agreements and arrangements that have been entered into or granted by the Company or any Company Subsidiary before, on or after the date of commencement of the Offer with or to current or future directors, officers, or employees of the Company or any Company Subsidiary.

Section 4.20 Affiliate Transactions. Except (i) as set forth in Section 4.20 of the Company Disclosure Letter, (ii) as disclosed in the Company SEC Filings filed prior to the date hereof and (iii) for any Contracts between the Company or one of its Affiliates (on the one hand) and Parent or one or more of its Affiliates (on the other hand), there are no transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreement arrangements or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.21 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Sub set forth in Section 5.10, the Company Board has taken such actions and votes as are necessary to render the provisions of any Takeover Law, including Section 203 of the DGCL, inapplicable to this Agreement, the Offer, the Exchange Agreement Transactions, the Merger and/or any other transaction contemplated by this Agreement.

Section 4.22 Fairness Opinion. The Financial Advisor has delivered to the Company Board its oral opinion (which oral opinion will be confirmed in a written opinion dated as of the date of this Agreement) (the “Fairness Opinion”), that, as of the date of this Agreement, and based upon and subject to the factors, qualifications, limitations and assumptions stated in the Fairness Opinion, the Offer Price to be offered to the holders of Company Common Stock (other than (i) Parent and its Affiliates, (ii) the Tennenbaum Funds and their respective Affiliates and (iii) the Support Agreement Stockholders) in the Offer and the Merger is fair, from a financial point of view, to such holders of Company Common Stock. A signed true and complete copy of the Fairness Opinion will be provided to Parent, solely for informational purposes, as soon as reasonably practicable after the date of this Agreement.

Section 4.23 Brokers and Other Advisors. Other than the Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary. Prior to the date hereof, the Company has provided to Parent a copy of any engagement or similar letter with the Financial Advisor with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.24 Key Customers; Certain Business Restrictions.

(a) Section 4.24(a) of the Company Disclosure Letter sets forth a list of (i) the twenty (20) largest customers of the Company and the Company Subsidiaries based on total revenue generated from such customers in the Company’s prior fiscal year and (ii) one additional customer mutually agreed by the Parties. As of the date of this Agreement, none of such customers has cancelled the applicable sales agreement and such applicable sales agreement has not been modified in any material adverse manner since December 31, 2012. None of such customers has notified the Company (in the applicable required manner) of its intent to cancel such applicable sales agreement and to the Company’s knowledge no such customer has any intent to materially reduce its business with the Company and the Company Subsidiaries.

(b) There is no non-competition or other similar agreement to which the Company is party or Order to which the Company subject that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company. Except as set forth on Section 4.24(b) of the Company Disclosure Letter, the Company has not entered into any Contract under which the Company is restricted from selling, licensing or otherwise distributing any of its products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business.

Section 4.25 Suppliers. Section 4.25 of the Company Disclosure Letter sets forth a list of the twenty (20) largest suppliers of the Company and the Company Subsidiaries based on total consideration paid to such suppliers in the Company’s prior fiscal year. As of the date of this Agreement, none of such suppliers has cancelled the applicable supply agreement and such applicable supply agreement has not been otherwise modified in any material adverse manner since December 31, 2012.

Section 4.26 Foreign Corrupt Practice Act and Anti-Corruption.

(a) Except as set forth in (i) the Most Recent Periodic Reports and (ii) in the Company’s quarterly report on Form 10-Q filed by the Company with the SEC on November 15, 2010 with respect to the quarter ending September 30, 2010, under the heading “SEC Investigation” and the related disclosures in Note 11 to the Company’s financial statements contained therein, the Company and the Company Subsidiaries are in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Corruption of Foreign Public Officials Act of 1999, as amended (“CFPOA”), the UK Bribery Act 2010, as amended (“UKBA”), any rules or regulations under these laws, and any other applicable anti-corruption or anti-kickback law or regulation, including without limitation: the making of any offer or promise to pay, payment of, or authorization of payment of, directly or indirectly, money or anything of value to any person or Official, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority or employees of state-owned or state-controlled businesses.

(b) The Company and each of the Company Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Laws pertaining to anti-corruption, including the FCPA, the UKBA and the CFPOA, in each of the jurisdictions in which the Company or any of the Company Subsidiaries currently does or in the past has done business, either directly or indirectly. Neither the Company, its predecessors, nor any of the Company Subsidiaries has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to the FCPA, the CFPOA, anti-corruption, or anti-kickback activity except for the SEC Informal Inquiries. To the knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to the FCPA, the UKBA, the CFPOA, anti-corruption, or anti-kickback activity by the Company, its predecessors, or the Company Subsidiaries or its former Subsidiaries.

Section 4.27 Full Disclosure.

(a) To the Company’s knowledge, no representation or warranty made by the Company in this Agreement (including the Company Disclosure Letter) or made in the officer’s certificate referred to in Annex I (if requested by Parent) will: (i) contain any untrue statement of a material fact; or (ii) omit to state any material fact necessary in order to make the statements contained and to be contained herein and therein, in the light of the circumstances under which they were or will be made not false or misleading.

(b) The Company acknowledges and agrees that, except for the representations and warranties contained in Article V and in the other agreements contemplated hereby, none of Parent, Sub, Sponsor or any of their respective Affiliates makes or has made any representation or warranty, either express or implied, concerning Parent or Sub or any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

Representations and Warranties of Parent and Sub

Parent and Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the federal laws of Canada and has all required corporate power and authority to carry on its business as now conducted. Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as it is now being conducted.

Section 5.02 Authority. Each of Parent and Sub has all necessary corporate or limited liability company (as applicable) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to be consummated by it. The execution and delivery of this Agreement by each of Parent and Sub, as applicable, and the consummation by Parent and Sub of the transactions contemplated by, and compliance with the provisions of, this Agreement have been duly and validly authorized by all necessary corporate and limited liability company (as applicable) action on the part of Parent and Sub, and no other corporate or limited liability company (as applicable) proceedings on the part of Parent or Sub and no stockholder votes are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, except, in the case of the Merger, if required by applicable Law, the adoption of this Agreement (following its execution) by Parent as the sole stockholder of Sub and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly executed and delivered by Parent and Sub and, assuming this Agreement is a legally valid and binding obligation of the Company, constitutes a legally valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, subject to the Enforceability Exception.

Section 5.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Sub do not, and the performance of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (tangible or intangible) of Parent or Sub under (other than any such Lien created as a result of any action taken by the Company or any Company Subsidiary) any provision of Parent’s certificate of formation, Sub’s certificate of incorporation or Sub’s bylaws, (b) assuming that all consents, approvals, authorizations and permits described in Section 5.03(b) have been obtained prior to the Acceptance Time and all filings and notifications described in Section 5.03(b) have been made and any waiting periods thereunder have terminated or expired prior to the Acceptance Time, any Law applicable to Parent or Sub or by which any property or asset of Parent or Sub is bound, or (c) any note, bond, mortgage, indenture, contract, agreement, lease, license, franchise, Permit or other legally binding obligation to which Parent or Sub is a party or by which any of their respective properties or assets are bound, except, as to clauses (b) and (c), respectively, for any such conflicts, violations, breaches, defaults, rights of termination, cancellation or acceleration, losses or Liens which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order, waiver or authorization or permit of, registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Offer, the Merger or the other transactions contemplated by this Agreement, except for (i) the filing with the SEC of the Offer Documents, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) such other consents, approvals, orders, waivers, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.04 Equity Financing. Parent has delivered to the Company complete and correct copies of the executed Letter of Undertaking Respecting Equity Financing (together with all exhibits, annexes and schedules, if any), dated as of the date hereof, from Sponsor (the “Equity Undertaking Letter”) to provide, subject only to the terms and conditions expressly set forth therein, financing in the aggregate amount set forth therein (the “Equity Financing”). The Equity Undertaking Letter has not been amended or modified, no such amendment or modification is presently contemplated, and the respective obligations and commitments contained in such letters have not been withdrawn or rescinded in any respect. The Equity Undertaking Letter is in full force and effect and represents the valid, binding and enforceable obligation of Parent, Sub and Sponsor, subject to the Enforceability Exception. The Company is an express third-party beneficiary with respect to, and is entitled to specifically enforce, the Equity Undertaking Letter. There are no side letters or other Contracts or arrangements relating to the Equity Financing. Parent or Sponsor have and, at the Closing and the Offer Closing Parent will have, sufficient available funds to pay when due the amounts payable pursuant to this Agreement or in connection with the Transactions to be paid by Sub or Parent. The net proceeds of the Equity Financing if funded (and applied) in accordance with the Equity Undertaking Letter are, in the aggregate, sufficient for Sub and the Surviving Corporation to pay (i) the Aggregate Offer Price, (ii) the Aggregate Common Stock Consideration, (iii) all amounts required to be paid pursuant to Section 3.04, and (iv) the aggregate amount payable to the Tennenbaum Funds in connection with the Term Loan Transfer under the Exchange Agreement. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Sub or Sponsor under the Equity Undertaking Letter. The Equity Undertaking Letter contains all of the conditions precedent to the obligations of Sponsor thereunder to make the full amount of the Equity Financing available to Parent on the terms in the Equity Undertaking Letter.

Section 5.05 Limited Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantee duly executed by Sponsor with respect to certain matters on the terms specified therein. The Limited Guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of Sponsor in favor of the Company, subject to the Enforceability Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Sponsor under such Limited Guarantee.

Section 5.06 Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Parent or Sub, threatened against Parent, Sub or any of their respective Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, there is no Order outstanding against Parent, Sub or any of their respective Affiliates, or any of their respective assets or properties, that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub or any of their respective Affiliates expressly for inclusion or incorporation by reference in the Offer Documents, or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.08 Operation and Ownership of Sub. Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any business activities, other than activities pursuant to this Agreement and the Equity Financing. Parent indirectly owns, beneficially and of record, all the outstanding shares of capital stock of Sub, free and clear of all Liens.

Section 5.09 Brokers and Other Advisors. No broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s fee or other similar fee or commission in connection with the Offer, the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub, other than any such fee or commission with respect to which Parent or Sub are the sole obligors.

Section 5.10 Ownership of Company Common Stock. None of Parent, Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as such terms are defined in Section 203 of the DGCL.

Section 5.11 No Other Representations or Warranties.

(a) Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, condition

(financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, and that it and its representatives have received access to books and records of the Company and the Company Subsidiaries for such purpose and that it and its representatives have had the opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, and condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article IV and in the other agreements contemplated hereby, none of the Company, the Company Subsidiaries or any of their respective Affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations and warranties.

(b) Except for the representations and warranties made by Parent and Sub in this Agreement and in the agreements contemplated hereby, neither Parent Sub, Sponsor or any other Person on behalf of Parent, Sub or Sponsor make any express or implied representation or warranty with respect to Parent or Sub or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Parent, Sub and Sponsor hereby disclaim any such other representations and warranties.

ARTICLE VI

Covenants Relating to Conduct of Business

Section 6.01 Conduct of Business.

(a) Except as (1) set forth in Section 6.01 of the Company Disclosure Letter, (2) expressly contemplated, required or permitted by this Agreement, (3) required by Law or (4) consented to in writing by Parent (which consent shall not be unreasonably conditioned, withheld or delayed), during the period from the date of this Agreement to the earlier of (I) the Effective Time and (II) the valid termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to preserve substantially intact its current business organization and to preserve its relationships with each of the customers, key employees, suppliers, licensors, licensees, lessors and others with whom the Company and the Company Subsidiaries has material business dealings and (z) comply with applicable Law, in each case consistent with past practice. Without limiting the generality of the foregoing (and notwithstanding anything in the foregoing to the contrary), except as set forth in Section 6.01 of the Company Disclosure Letter, expressly contemplated, permitted or required by this Agreement (including the Exchange Agreement Transactions), required by Law or consented to in writing by Parent (which such consent shall not be unreasonably conditioned, withheld or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the valid termination of this Agreement in accordance with its terms, the

Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly, do, or agree to do, any of the following:

(i) amend its certificate of incorporation or by-laws or equivalent organizational documents;

(ii) (A) issue or authorize the issuance of, or amend, modify or otherwise change any of the terms, provisions or conditions of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests (including any Voting Company Debt), or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any Company Subsidiary (other than issuances of shares of Company Common Stock pursuant to the vesting and/or exercise of Company Stock Options and/or Restricted Stock Units, in each case, that were in existence as of the Capitalization Time and that have been disclosed to Parent and on the terms in effect as of the Capitalization Time) or (B) sell, pledge, dispose of, abandon, transfer, lease, sublease, assign, license, guarantee or encumber, or authorize the sale, pledge, disposition, abandonment, transfer, lease, sublease, license, guarantee or encumbrance of, any property, rights or assets (tangible or intangible) of the Company or any Company Subsidiary having a then current value in excess of $100,000 in the aggregate or any material Company Intellectual Property (other than retail sales of inventory made by the Company or any Company Subsidiary or non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice);

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interest or set any record date therefor (other than dividends paid by a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock or other Equity Interest;

(iv) reclassify, combine, split or subdivide any of its capital stock or other Equity Interest or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock, other Equity Interests or other securities;

(v) repurchase, redeem or otherwise acquire any shares of its capital stock or other Equity Interests;

(vi) acquire (including by merger, consolidation or acquisition of Equity Interests) any Equity Interest in or material assets of any business or any division thereof, or make any loan, advance or capital contribution to, or investment in, any business or any division thereof, except for intercompany loans, advances, contributions, acquisitions or investments between or among the Company and wholly-owned Company Subsidiaries and not involving any Third Party;

(vii) (A) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money (or other Indebtedness) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money or other Indebtedness or make any loans, advances or capital contributions to, or investments in, any Person, except for borrowings and repayments of indebtedness and interest for borrowed money under the Wells Fargo Credit Agreement (as in effect on the date hereof) in the ordinary course of business and as required by the terms thereof (it being understood and agreed that no interest payments shall be made in respect of the Term Loans from and after the date of this Agreement), or (B) amend, modify or terminate any of the Existing Credit Agreements (including, without limitation, any of the credit facilities or other extensions of credit or loans provided thereunder) and/or any of the related credit, collateral and/or similar documentation related to any of the foregoing;

(viii) grant or permit or suffer to exist any Lien on any of its assets, other than Permitted Liens, or grant any Lien on any Owned Real Property, other than Permitted Liens;

(ix) (A) except in the ordinary course of business consistent with past practice, enter into, terminate or materially amend or modify any Company Material Contract or Lease or Contract that, if in effect on the date hereof, would have been a Company Material Contract or Lease, (B) except in the ordinary course of business consistent with past practice, waive any term of or any material default under, or release, settle or compromise any material claim against the Company or any Company Subsidiary or liability or obligation owing to the Company or any Company Subsidiary under, any Company Material Contract or Lease, or (C) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer, the Merger or the other transactions contemplated in this Agreement (including in combination with any other event or circumstance);

(x) make any change in accounting policies, procedures, principles, practices or methods except as may be required by GAAP, a Governmental Authority of competent jurisdiction or as a result of a change in Law;

(xi) adopt, enter into, amend or terminate any Company Benefit Plan (including (x) any severance, retention, early retirement, change of control or similar Contract, agreement, policy or arrangement or (y) any other Contract the performance of which could require disclosure under Section 4.10(i) of the Company Disclosure Letter if such Contract was in existence on the date hereof), increase the compensation or benefits of any current or former director, officer, employee or other service provider who is a natural Person of the Company or any Company Subsidiary, pay or grant any benefit, bonus or other compensation not expressly provided for by any existing written Company Benefit Plan or employment agreement as in effect on the date hereof (the existence of which does not constitute a breach of this Agreement) and that has been made available to Parent or hire or terminate the employment of any executive officer or any other person who has or would have an annual base salary exceeding $150,000 per annum, in each case except as necessary to comply with applicable Law;

(xii) amend, modify or terminate any Contract or transaction disclosed on Section 4.20 of the Company Disclosure Letter or enter into any Contract or transaction that, if in effect on the date hereof, would have been required to have been disclosed on Section 4.20 of the Company Disclosure Letter, or amend, modify or terminate any Contract set forth on Section 4.12(a) of the Company Disclosure Letter;

(xiii) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan (or other Contract or arrangement providing for the payment of any compensation or benefit), including without limitation, any Contract or arrangement disclosed or required to be disclosed on Section 4.10(i) of the Company Disclosure Letter;

(xiv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger and the Exchange Transaction);

(xv) make, or make any commitment with respect to, any capital expenditures, except (A) for capital expenditures that are expressly contemplated by the detailed capital expenditures budget attached to Section 6.01(a)(xv)(A) of the Company Disclosure Letter and (B) to the extent not reflected in such capital expenditures budget, capital expenditures or commitments to make capital expenditures not in excess of $150,000 in the aggregate;

(xvi) enter into any new line of business outside of its existing business, including the entry into any cobranding arrangements (whether or not such arrangements would involve any product extensions);

(xvii) except (1) as otherwise provided below under Section 6.01(a)(xviii) with respect to tax matters; (2) as otherwise provided under Section 7.02(c) with respect to Transaction Litigation; or (3) in the ordinary course of business, consistent with past practice, settle, release, waive or compromise any other pending or Threatened Action against the Company or any of the Company Subsidiaries;

(xviii) (A) change or make any material Tax election, change an annual accounting period for tax purposes, or adopt or change any accounting method for Tax purposes, (B) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than any customary commercial or financing agreements, entered into in the ordinary course of business consistent with past practices), or (C) settle or compromise any tax liability (other than the payment of currently due and payable taxes in the ordinary course of business with respect to the current taxable year of the Company and the Company Subsidiaries);

(xix) fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice in all material respects;

(xx) implement or announce any material reductions in labor force or mass lay-offs concerning employees of the Company or any Company Subsidiary or terminate the employment of any Senior Employee;

(xxi) (A) amend or modify the letter of engagement of the Financial Advisor in a manner that materially increases the fee or commission payable by the Company or (B) engage any other financial advisor in connection with the Offer, the Merger or other Acquisition Proposals;

(xxii) except as set forth in Section 6.01(a)(xxii) of the Company Disclosure Letter, amend or modify in any material respect or terminate any Lease, or enter into any new Lease, or enter into any Contract for the purchase or sale of real property;

(xxiii) amend, modify and/or terminate any Company Equity Award (including any Warrant) or any agreement or Contract entered into pursuant thereto or with respect to such Company Equity Award (including any Company Stock Plan); and/or

(xxiv) authorize any of, or commit or agree to take any of, the foregoing actions in the preceding clause (i)-(xxiii).

(b) Notice of Changes. The Company shall promptly give Parent written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any Offer Condition or any condition precedent set forth in Section 8.01. Parent shall promptly give the Company written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 8.01; provided, however, that the delivery of any notice pursuant to this Section 6.01(b) shall not cure any breach of any representation or warranty or otherwise limit or affect the remedies available hereunder to any Party.

Section 6.02 No Solicitation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Section 9.01 hereof and (ii) the Effective Time, the Company shall not, and shall not permit or authorize the Company Representatives and the Company Subsidiaries to:

(i) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or provide any information or data concerning the Company or any Company Subsidiary to any Person in connection with or for the purpose of facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii) provide or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal;

(iv) grant any waiver, amendment or release under any standstill agreement or Takeover Laws for the purpose of allowing a Third Party to make an Acquisition Proposal (including providing consent or authorization to any Person to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board or any member thereof) (other than with respect to clauses (iii) and (iv) to the extent the Company Board (or any authorized committee thereof) shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would breach the directors’ fiduciary duties under applicable Laws; provided that, with respect to clause (iv), such waiver, amendment or release shall be limited to allowing a Third Party to make a private and confidential unsolicited written Acquisition Proposal to the Company Board, except that the Company may publicly disclose the identity of such Third Party and the terms and conditions of such Acquisition Proposal to the extent required by applicable Law);

(v) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 6.02(b)) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(vi) resolve or agree to do any of the foregoing.

The Company shall, and shall cause the Company Representatives and Company Subsidiaries to, immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, and promptly thereafter, request that each such Person, and any other Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries furnished to such Person prior to the date of this Agreement by or on behalf of the Company or any Company Subsidiary or any of their Representatives.

(b) Notwithstanding anything to the contrary contained in Section 6.02(a), at any time prior to the Acceptance Time, the Company, the Company Subsidiaries and the Company Representatives may, subject to compliance with this Section 6.02(b):

(i) provide information in response to a request therefor to a Person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement, and to its Representatives, if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall, as promptly as reasonably practicable, make available to Parent any information concerning the Company and the Company Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or the Parent Representatives;

(ii) engage or participate in discussions or negotiations with any Person and its Representatives who has made such an unsolicited bona fide written Acquisition Proposal; or

(iii) resolve or agree to do any of the foregoing actions set forth in clauses (i) or (ii); provided that, prior to taking any action described in Section 6.02(b)(i) or Section 6.02(b)(ii) above, (A) the Special Committee shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would breach the directors’ fiduciary duties under applicable Laws, and (B) the Special Committee shall have determined in good faith, based on information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably likely to lead to a Superior Proposal.

(c) Except as expressly permitted by Section 6.02(d), at any time after the date hereof, neither the Company Board nor any committee thereof shall:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) in any manner adverse to Parent or Sub, the Recommendation with respect to the Offer or the Merger, (B) adopt, approve or recommend or publicly propose to adopt, approve or recommend an Acquisition Proposal, (C) (1) fail to publicly recommend against any Acquisition Proposal within five (5) Business Days after Parent so requests in writing or (2) fail to publicly reaffirm the Recommendation within five (5) Business Days after Parent so requests in writing, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within five (5) Business Days after the commencement of such Acquisition Proposal, (E) fail to include the Recommendation in the Schedule 14D-9 or (F) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.02(b)), it being understood that, for the avoidance of doubt, neither the approval or delivery of a Determination Notice shall be, by itself, deemed a Company Adverse Recommendation Change (any action described in clauses (A) through (F), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or similar definitive Contract with respect to an Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.02(b)) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time;

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of any breach of this Section 6.02) from any Person that has not been withdrawn and that the Company Board (or any authorized committee thereof) concludes in good faith constitutes a Superior Proposal, (x) the Company Board (or any authorized committee thereof) may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, or (y) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(A) the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would breach its fiduciary obligations under applicable Laws;

(B) the Company shall have complied with all of its obligations under this Section 6.02 with respect to such Superior Proposal;

(C) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least five (5) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that the Company Board (or any authorized committee thereof) has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board (or any authorized committee thereof) has determined to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 6.02(d), which notice shall specify the identity of the Person or group of Persons making the Superior Proposal, the material terms thereof and copies of all relevant material transaction documents relating to such Superior Proposal;

(D) prior to effecting such Company Adverse Recommendation Change or termination, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal ceases to constitute a Superior Proposal; provided that, in the event of any material revisions to the Acquisition Proposal that the Company Board (or any authorized committee thereof) has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.02 (including Section 6.02(d)) with respect to such new Determination Notice and the revised

Superior Proposal contemplated thereby (except that any reference to four (4) Business Days shall instead be three (3) Business Days); and

(E) in the case of any action contemplated by clause (y) of this Section 6.02(d)(i), the Company shall concurrently terminate this Agreement in accordance with Section 9.01(f), including the payment of a portion of the Company Termination Fee in accordance with Section 9.03(b).

None of the Company, the Company Board or any committee of the Company Board (including the Special Committee) shall enter into any agreement with any Person providing that the Company is not permitted to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change, or prior notice of its intention to terminate this Agreement in light of a Superior Proposal, or limiting its ability to give such notice, in each case in accordance with this Section 6.02(d).

(e) Nothing contained in this Section 6.02 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders) or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f) The Company agrees that it shall promptly (and, in any event, within one (1) Business Day of the Company’s knowledge of any such event) notify Parent if (x) any proposals or offers with respect to an Acquisition Proposal are received by, (y) in connection with any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, any non-public information is requested from or (z) any discussions or negotiations are sought to be initiated or continued in connection with the submission of an Acquisition Proposal with, the Company, any Company Subsidiary or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of any material developments or modifications to the terms of any such proposals or offers and the status of any such material discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as reasonably practicable after receipt or delivery thereof, copies of all draft material transaction agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company, any Company Subsidiary or any Company Representative in connection with any Acquisition Proposal.

(g) Prior to the termination of this Agreement in accordance with its terms, no Company Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Laws to be inapplicable to the transactions contemplated by this Agreement.

(h) The Company agrees that in any event any Company Subsidiary or Company Representative takes any action which, if taken by the Company, would constitute a breach of this Section 6.02, the Company shall be deemed to be in breach of this Section 6.02.

ARTICLE VII

Additional Agreements

Section 7.01 Access to Information; Confidentiality. The Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of its and its Subsidiaries’ properties, books and records and to those officers, employees, financing sources, consultants and other authorized representatives (including independent public accountants and attorneys) of the Company and/or any of the Company Subsidiaries to whom Parent reasonably requests access, and, during such period, the Company shall furnish to Parent, as promptly as reasonably practicable, all information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information, including, in each case, for the avoidance of any doubt, such access and provision of information contemplated in the previous sentence, where the Company reasonably determines that such access or disclosure would (i) conflict with or violate any Law (including antitrust Laws), or (ii) result in the loss of attorney-client privilege, attorney work product privilege or similar privilege (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to cause such a conflict or violation). No investigation or access permitted or contemplated pursuant to this Section 7.01 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives, to hold all information provided or furnished pursuant to this Section 7.01 confidential in accordance with the terms of the Confidentiality Agreement.

Section 7.02 Commercially Reasonable Efforts; Approvals; Transaction Litigation.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts (unless, with respect to any action, another standard for performance is expressly provided for herein) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate, as promptly as reasonably practicable, the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to: (i) take all acts necessary to cause (A) in the case of the Company, the Offer Conditions and the conditions to the Merger Closing set forth in Section 8.01 to be satisfied, or (B) in the case of Parent and Sub, the conditions to the Merger Closing set forth in Section 8.01 to be satisfied, in each case, as promptly as reasonably practicable; (ii) obtain all necessary consents, approvals, orders, waivers and authorizations of, actions or nonactions by, any Governmental Authority or any third party and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities and take all reasonable steps as may be necessary to avoid a suit, action, proceeding or investigation by, any Governmental Authority; (iii) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement; (iv) in the case of the Company, vigorously defend or contest any Transaction Litigation; and (v) in the case of Parent and Sub, subject to the further provisions of this Section 7.02, shall reasonably cooperate with the Company’s defense of any Transaction Litigation. “Transaction Litigation” means any litigation commenced or Threatened against the Company or any of its Affiliates or the directors and officers of the Company that (x) relates to, arises out of or involves this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby or (y) that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, and in the case of each of clauses (x) and (y) above, expressly excluding any claims by a current or former holder of shares of Company Common Stock to exercise appraisal rights under Delaware law. “Threatened” when used in relation to a litigation, means that (i) a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a litigation is to be asserted, commenced, taken or otherwise pursued in the future, or (ii) a written demand for relief (monetary or non monetary) has been made which if not met could result in the commencement of litigation.

(b) Subject to applicable Laws and the instructions of any Governmental Authority, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or any of its Representatives, or the Company or any of its Representatives, as the case may be, from any third party and/or any Governmental Authority with respect to the Offer, the Merger and the other transactions contemplated by this Agreement.

(c) Each Party shall keep the other Parties reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of such Party, jeopardize any privilege of the Party with respect thereto regarding any such Transaction Litigation; it being agreed that each Party will also cooperate with the other Parties to permit such inspection of or to disclose such information on a basis that does not compromise or waive such privilege with respect thereto. The Company shall promptly advise Parent orally and in writing and the Company shall cooperate fully with Parent in connection with, and shall consult with and permit Parent and its Representatives to participate in, the defense, negotiations or settlement of any Transaction Litigation and the Company shall give prompt and reasonable consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiary nor any of its or their respective Representatives to, compromise, settle, or come to a settlement arrangement regarding any Transaction Litigation or consent thereto without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed solely to the extent that the only liability (monetary or otherwise) of the Company and its Subsidiaries with respect to such settlement arrangement are to pay the Company’s or any of its Subsidiary’s portion of any applicable retention or deductible amount under the insurance policies of the Company and its Subsidiaries in force as of the date of this Agreement.

(d) Prior to the Merger Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the OTCQB to cause the Company Common Stock to cease to be quoted on the OTCQB as promptly as practicable after the Effective Time.

Section 7.03 State Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent or Sub, the Agreement, the Offer, or the Merger, including the acquisition of shares of Company Common Stock pursuant thereto, or any other transaction contemplated by this Agreement, then the Company and the Company Board, as applicable, shall take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate, or if not possible minimize to the maximum extent possible, the effects of such Takeover Law on this Agreement, the Offer, the Merger, and the other transactions contemplated hereby. No Company Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the transactions contemplated by this Agreement.

Section 7.04 Employee Benefits.

(a) From and after the Effective Time (and without duplication of amounts or benefits), the Company, the Surviving Corporation or any Parent Subsidiary, as applicable, shall, and Parent shall cause the Company, the Surviving Corporation or any Parent Subsidiary to, provide or pay when due to any current or former director, officer or employee of the Company or any Company Subsidiary, all benefits and compensation pursuant to the Company Benefit Plans or any other compensatory programs and arrangements of the Company or any Company Subsidiary disclosed in the Company Disclosure Letter and in effect on the date of this Agreement earned or accrued through, and to which such individuals are entitled as of, the Effective Time.

(b) Nothing in this Agreement shall require the continued employment of any director, officer or employee of the Company or any Company Subsidiary after the Effective Time.

(c) The Parties acknowledge and agree that all provisions contained in this Section 7.05 are included for the sole benefit of the Parties, and that nothing in this Agreement, whether express or implied, (i) shall create any third party beneficiary or other rights (A) in any other Person, including any employees or former employees of the Company, any of the Company’s Subsidiaries or any Affiliate of the Company, any director, officer or employee of the Company or any Company Subsidiary or any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (B) to continued employment with Parent or any of its Affiliates, (ii) shall be treated as an amendment or other modification of any Company Benefit

Plan or other agreement or arrangement providing compensation or benefits (or shall prevent Parent or the Surviving Corporation from amending or terminating any Company Benefit Plan) or any employee benefit plan of Parent or its Subsidiaries, or (iii) shall limit the right of Parent or its Subsidiaries to amend, terminate or otherwise modify any employee benefit plan of Parent or its Subsidiaries following the Effective Time.

Section 7.05 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including serving as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Certificate of Incorporation, the Company By-Laws, the organizational documents of any Company Subsidiary or any indemnification agreement or other Contract rights between such Indemnified Party and the Company or any Company Subsidiary which has been made available to Parent prior to the date hereof (collectively, “Existing D&O Indemnification Arrangements”) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and survive the Merger and continue in full force and effect in accordance with their respective terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Parties with respect to indemnification, exculpation and limitation of liabilities of the Indemnified Parties and advancement of expenses. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 7.05, which such assumption shall be a condition precedent to any such consolidation, merger, transfer of assets or other change of control of the Surviving Corporation.

(b) From and after the Effective Time, in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the extent provided by the Existing D&O Indemnification Arrangements, each such Indemnified Party against any losses, damages, liabilities, and reasonable and documented costs and expenses (including payment of reasonable and documented out-of-pocket attorney’s fees and expenses), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim, in each case, to the extent provided in the Existing D&O Indemnification Arrangements; provided that no Indemnified Party shall be entitled to indemnification under the Existing D&O Indemnification Arrangements or this Section 7.05 if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under the Existing D&O Indemnification Arrangements or under applicable Law. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification has been or may be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent (which consent is not to be unreasonably withheld, conditioned or delayed). No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification has been or may be sought by such Indemnified Party hereunder unless Parent or the Surviving Corporation consents in writing to such settlement, compromise or consent (which consent is not to be unreasonably withheld, conditioned or delayed). Each of Parent, the Surviving Corporation and the Indemnified Party shall cooperate in the defense of any matter for which such Indemnified Party has validly sought indemnification under such indemnification agreement. Parent’s and the Surviving Corporation’s obligations under Section 7.05(a) and this Section 7.05(b) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights hereunder in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time providing coverage for the six (6) year period from and after the Effective Time, covering each Person who is covered by such policies on the date of this Agreement on terms with respect to such coverage and amounts no more favorable in the aggregate than those of such policies in effect on the date of this Agreement (the “D&O Tail Policy”). Parent agrees that such tail policy may not be cancelled or revoked by Parent or the Surviving Corporation or amended or modified in any manner that is adverse to the beneficiaries thereof.

Section 7.06 Public Announcements.

(a) Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, including the Financing, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for in connection with a Company Adverse Recommendation Change, subject to compliance with Section 6.02(d). The Parties agree that the initial press release to be issued with respect to the Offer, the Merger and the other transactions contemplated by this Agreement shall be in the form mutually agreed to by the Parties.

Section 7.07 Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Company Subsidiary shall, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any Company Subsidiary unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee of the Company Board (each member of which the Company Board determined is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 7.07 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 7.08 Rule 16b-3 Matters. The Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.09 FIRPTA Certificate. The Company shall deliver to Parent, at the earlier of the Offer Closing Date and the Effective Time, a properly completed and executed certificate to the effect that the Common Stock of the Company is not a U.S. real property interest (such certificate in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c) (3)).

Section 7.10 Tax Matters. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes and including any filing and recording fees) and related amounts (including any penalties, interest and additions to Tax) and all such reasonable and documented costs (including accounting and legal fees) associated with filing all Tax Returns related to transfer Taxes incurred by the Company or any Company Subsidiary in connection with this Agreement and the other transactions contemplated hereby (“Transfer Taxes”), if any, shall be deemed Transaction Costs (as defined in the Exchange Agreement) for purposes of the Transactions.

Section 7.11 Obligations of Parent and the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 7.12 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the earlier of the Acceptance Time and the Effective Time. Prior to the earlier of the Acceptance Time and the Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 7.13 [Reserved].

Section 7.14 [Reserved].

Section 7.15 Sale of Term Loans to Company. Subject to the consummation of the Sale Transaction (as defined in the Exchange Agreement), Sub and the Company hereby each agree that immediately after such consummation of the Sale Transaction (as defined in the Exchange Agreement), Sub shall sell to the Company, and the Company shall purchase from Sub on the Offer Closing Date (but prior to the Offer Closing), the Sale Term Loans (as defined in the Exchange Agreement), in exchange for a note in the form of Exhibit C hereto (the “Sale Transaction Note”) issued by the Company to Sub (the “Sub Sale Transaction”) in an amount equal to the aggregate amount paid to the Tennenbaum Funds by Sub at the Sale Closing (as defined in the Exchange Agreement) pursuant to Sections 3.1, 3.3 and 3.5 of the Exchange Agreement, after which the Company shall contribute to Dialogic Subsidiary (as defined in the Exchange Agreement), as additional capital, the Exchange Term Loans and the Sale Term Loans (each as defined in the Exchange Agreement), whereupon all obligations in respect of the Exchange Term Loans and the Sale Term Loans (each as defined in the Exchange Agreement) shall be fully and irrevocably discharged and satisfied.

ARTICLE VIII

Conditions Precedent

Section 8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, Law or other Judgment issued by any court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger.

(b) Purchase of Company Common Stock in the Offer. The Offer Closing shall have occurred.

(c) Exchange Agreement Transactions. The “Exchange Closing,” the “Preferred Stock Share Redemption,” and the “Sale Closing” (in each case as such terms are defined in the Exchange Agreement) shall each have occurred pursuant to the terms and conditions of the Exchange Agreement.

(d) Sub Sale Transaction. The Sub Sale Transaction shall have occurred.

Section 8.02 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in Section 8.01 to be satisfied if such failure was caused by the failure of such party to perform any of its obligations under this Agreement.

ARTICLE IX

Termination, Amendment and Waiver

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any Party if (x) the Offer Closing shall have occurred or (y) the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date; or

(ii) if any Restraint shall be in effect enjoining or otherwise prohibiting the consummation of the Offer or the Merger and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any Party unless such Party shall have complied with its obligations under Section 7.02 to prevent, oppose or remove such Restraint.

(iii) if the Exchange Agreement is terminated prior to the Offer Closing.

(c) by Parent, at any time prior to the Acceptance Time, if there shall be any breach of or inaccuracy in any of the Company’s representations or warranties set forth in this Agreement or the Company has failed to perform any of its covenants or agreements set forth in this Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of any Offer Condition set forth in clauses (ii) or (iii) of paragraph (d) of Annex I, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach and (y) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Parent or Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 9.01(d);

(d) by the Company, at any time prior to the Acceptance Time, if there shall be any breach of or inaccuracy in any of Parent’s or Sub’s representations or warranties set forth in this Agreement or Parent or Sub has failed to perform any of its covenants or agreements set forth in this Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and (ii)

(A) is not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach and (y) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 9.01(c);

(e) by Parent, at any time prior to the Acceptance Time in the event that the Company Board (or any authorized committee thereof, including the Special Committee) has effected a Company Adverse Recommendation Change;

(f) by the Company, prior to the Acceptance Time, in accordance with Section 6.02(d), in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that payment of a portion of the Company Termination Fee pursuant to Section 9.03(b) shall be a condition to the termination of this Agreement by the Company pursuant to this Section 9.01(f); or

(g) by the Company, if (i) all of the Offer Conditions shall have been satisfied or waived as of the Expiration Time (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing, each of which is capable of being satisfied at the Offer Closing), and (ii) the Offer Closing does not occur within three (3) Business Days after the Expiration Time.

Any proper termination of this Agreement pursuant to this Section 9.01 shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

Section 9.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, other than Section 1.01(f), the last sentence of Section 1.02(b), the last sentence of Section 7.01, this Article IX, Article X and Article XI, which provisions shall survive such termination; provided, however, that, except as otherwise provided in this Agreement, nothing herein shall relieve any Party from liability for any intentional misrepresentation of any representation or warranty made by such Party or a willful breach of covenant or agreement of such Party prior to such termination.

Section 9.03 Termination Fees and Expenses.

(a) If this Agreement is terminated by Parent pursuant to Section 9.01(e), then the Company shall pay to Sponsor (or any other Person designated by Parent in writing) (i) a portion of the Company Termination Fee equal to $500,000 by wire transfer of same-day funds within two (2) Business Days following the date of such termination of this Agreement, and (ii) the remainder of the Company Termination Fee in the form of a Break Fee Note.

(b) If this Agreement is terminated by the Company pursuant to Section 9.01(f), then the Company shall pay Sponsor (or any other Person designated by Parent in writing) (i) a portion of the Company Termination Fee equal to $500,000 by wire transfer of same-day funds, concurrently with, and as a condition to the effectiveness of, such termination of this Agreement, and (ii) the remainder of the Company Termination Fee in the form of a Break Fee Note.

(c) If (i) after the date of this Agreement, an Acquisition Proposal shall have become publicly known and not publicly withdrawn, (ii) thereafter, this Agreement is terminated (A) by Parent or the Company pursuant to Section 9.01(b)(i), or (B) by Parent pursuant to Section 9.01(c) due to a breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement, and (iii) within 12 months of such termination, the Company enters into a definitive agreement providing for any transaction contemplated by any Acquisition Proposal made by a Third Party (other than any of the Tennenbaum Funds or their Affiliates that was publicly known prior to such termination (and which transaction is thereafter consummated), then, in any such case, the Company shall pay to the Sponsor (or any other Person designated by Parent in writing) the full amount of the Company Termination Fee by wire transfer of same-day funds on the date such transaction is consummated.

(d) Each of the Company and Parent acknowledges and agrees that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would have entered into this Agreement; accordingly, if the Company, as the case may be, fails promptly to pay the Company Termination Fee due pursuant to Section 9.03, and, in order to obtain such payment, Parent commences an Action that results in an award against the Company for such Company Termination Fee, the Company shall pay to Parent its reasonable and documented costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 9.04 Amendment. This Agreement may be amended by the Parties at any time before or after the Offer Closing shall have occurred; provided, however, that after the Offer Closing and subject to Section 3.02, there shall be no amendment that decreases the Offer Price or the Merger Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.05 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed in ink on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

Interpretation

Section 10.01 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to the Company in any substantive respect than those contained in the Confidentiality Agreement; provided that such confidentiality shall expressly not prohibit, or adversely affect the rights of the Company thereunder upon, compliance by the Company with any provision of this Agreement.

(b) “Acceptance Time” shall have the meaning set forth in Section 3.03(a).

(c) “Accounts Receivable” shall have the meaning set forth in Section 4.07(c).

(d) “Action” shall have the meaning set forth in Section 4.13.

(e) “Acquisition Proposal” means any proposal or offer from any Third Party relating to (i) the acquisition of thirty percent (30%) or more of any class of Equity Interests in the Company or any Company Subsidiary (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving the Company or any Company Subsidiary in which any Third Party or its shareholders will beneficially own, directly or indirectly, thirty percent (30%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, (iii) any sale of assets, license, joint venture, liquidation, dissolution, disposition, merger, consolidation or other transaction which would, directly or indirectly, result in any Third Party acquiring, licensing or otherwise obtaining beneficial ownership of assets (including any class of Equity Interests of any Company Subsidiary or Affiliate of the Company) representing, directly or indirectly, thirty percent (30%) or more of the net revenues, net income or assets (in the case of assets, determined by reference to fair market value) of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any Third Party beneficially owning thirty percent (30%) or more of any class of outstanding Equity Interests in the Company or any Company Subsidiary (by vote or by value) or (v) any combination of the foregoing.

(f) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(g) “Agreement” shall have the meaning set forth in the preamble.

(h) “Aggregate Common Stock Consideration” shall have the meaning set forth in Section 3.03(a).

(i) “Aggregate Offering Price” shall have the meaning set forth in Section 3.03(a).

(j) “Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.02(c)(i).

(k) “Appraisal Shares” shall have the meaning set forth in Section 3.03(b).

(l) “Book-Entry Shares” shall have the meaning set forth in Section 3.01(c).

(m) “Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the City of New York or in the City of Montreal.

(n) “Break Fee Note” shall mean a promissory note in customary form, and having the terms set forth on Annex II hereto.

(o) “Capitalization Time” shall have the meaning set forth in Section 4.03(a).

(p) “Certificate” shall have the meaning set forth in Section 3.01(c).

(q) “Certificate of Merger” shall have the meaning set forth in Section 2.03.

(r) “CFPOA” shall have the meaning set forth in Section 4.26(a).

(s) “Claim” shall have the meaning set forth in Section 7.05(b).

(t) “Code” shall have the meaning set forth in Section 3.03(g).

(u) “Commitment” shall have the meaning set forth in the Equity Undertaking Letter.

(v) “Company” shall have the meaning set forth in the preamble.

(w) “Company Adverse Recommendation Change” shall have the meaning set forth in Section 6.02(c)(i).

(x) “Company Audited Financial Statements” shall have the meaning set forth in Section 4.07(b).

(y) “Company Benefit Plan” shall have the meaning set forth in Section 4.10(a).

(z) “Company Board” shall have the meaning set forth in the recitals.

(aa) “Company By-Laws” shall mean the by-laws of the Company.

(bb) “Company Certificate of Incorporation” shall mean the certificate of incorporation of the Company.

(cc) “Company Equity Awards” shall have the meaning set forth in Section 3.04(a).

(dd) “Company Common Stock” shall have the meaning set forth in the recitals.

(ee) “Company Copyrights” shall have the meaning set forth in Section 4.15(a).

(ff) “Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub prior to or in connection with the execution and delivery of this Agreement.

(gg) “Company Financial Statements” shall have the meaning set forth in Section 4.07(b).

(hh) “Company Intellectual Property” means Intellectual Property owned or exclusively licensed to the Company or any Company Subsidiary, including computer programs and/or services and related documentation currently or previously researched, designed, developed, manufactured, performed, licensed, sold, distributed and/or otherwise made commercially available by the Company or any Subsidiary, and for the avoidance of doubt, any Intellectual Property disclosed on Section 4.15(a) of the Company Disclosure Letter.

(ii) “Company Marks” shall have the meaning set forth in Section 4.15(a).

(jj) “Company Material Adverse Effect” means (1) any change, circumstance, effect, event or occurrence that individually or in the aggregate with all other changes, circumstances, effects, events or occurrences, (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect for purposes of this clause (a): any change, circumstance, effect, event or occurrence directly arising out of or directly resulting from (i) general economic, credit, capital or financial markets or political or social conditions in the United States or Canada, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) and other applicable accounting rules (including the accounting rules and regulations of the SEC) which is proposed, approved or enacted on or after the date of this Agreement, (v) general changes in or general conditions affecting the industries in which the Company and the Company Subsidiaries primarily operate, (vi) changes after the date of this Agreement in the market price or trading volume of the

Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such change may, unless otherwise excepted by this definition, be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect), or (vii) the failure to meet analyst projections, in and of itself (it being understood, however, that any Effect causing or contributing to such failures to meet projections may constitute a Company material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred) or (viii) the announcement or pendency of the Merger or other transactions contemplated hereby, except in the cases of clauses (i) and (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect) or (b) prevents or materially impedes, hinders or delays the consummation by the Company of the Offer, Merger or any of the other transactions contemplated by this Agreement on a timely basis.

(kk) “Company Material Contract” shall have the meaning set forth in Section 4.12(a).

(ll) “Company Maximum Monetary Liability” shall have the meaning set forth in Section 11.11(a).

(mm) “Company Patents” shall have the meaning set forth in Section 4.15(a).

(nn) “Company Permits” shall have the meaning set forth in Section 4.06.

(oo) “Company Quarterly Financial Statements” shall have the meaning set forth in Section 4.07(b).

(pp) “Company Restructuring Actions” shall mean the following: (i) those actions set out in the presentation dated April 12, 2013 (sic) entitled “Proposal for an Exit from Dialogic Deutschland GmbH” prepared by Wellensiek Rechtsanwalte; and (ii) those actions set out in steps identified as A1 to A6 and B1 to B15 set out in the presentation dated July 9, 2014 entitled “Acquisition of Dialogic Inc. by Novacap TMT IV, L.P. Acquisition Structure” prepared by Ernst and Young.

(qq) “Company SEC Filings” shall have the meaning set forth in Section 4.07(a).

(rr) “Company Stock Option” means an option to purchase Company Common Stock granted pursuant to any Company Stock Plan.

(ss) “Company Stock Plans” means the Company’s 2006 Equity Incentive Plan, as amended.

(tt) “Company Subsidiary and Company Subsidiaries” shall have the meanings set forth in Section 4.01.

(uu) “Company Termination Fee” shall mean an amount equal to $671,340, plus the aggregate amount of fees and expenses incurred by Sponsor, Parent, Sub and their Affiliates in connection with this Agreement and the transactions contemplated hereby as of the applicable date this Agreement is terminated; provided that in no event shall the aggregate Company Termination Fee exceed $2,500,000.

(vv) “Compensation Committee” shall have the meaning set forth in Section 4.19.

(ww) “Confidentiality Agreement” means the confidentiality agreement, dated December 5, 2013, between Novacap Technologies III, L.P. and the Company.

(xx) “Contingent Workers” shall have the meaning set forth in Section 4.11.

(yy) “Contract” means any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation.

(zz) “Determination Notice” shall have the meaning set forth in Section 6.02(d)(i)(C).

(aaa) “DGCL” shall have the meaning set forth in Section 2.01.

(bbb) “D&O Tail Condition” shall have the meaning set forth in Annex I hereto.

(ccc) “D&O Tail Policy” shall have the meaning set forth in Section 7.05(c).

(ddd) “Effective Time” shall have the meaning set forth in Section 2.03.

(eee) “Enforceability Exception” shall have the meaning set forth in Section 4.04(a).

(fff) “Environmental Laws” means any Law (including common law) relating to the pollution, protection, investigation or restoration of the environment or, to the extent relating to exposure to Hazardous Materials, protection of human health and safety, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of or exposure to Hazardous Materials.

(ggg) “Environmental Permits” means any permit, approval, license or other authorization required under any applicable Environmental Law.

(hhh) “Equity Financing” shall have the meaning set forth in Section 5.04.

(iii) “Equity Interest” shall mean any share, capital stock, partnership, limited liability company, member or similar interest in any Person, and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing, in each case issued, granted, entered into, agreed to or authorized by such Person.

(jjj) “Equity Undertaking Letter” shall have the meaning set forth in Section 5.04.

(kkk) “ERISA” shall have the meaning set forth in Section 4.10(a).

(lll) “ERISA Affiliate” means any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

(mmm) “Exchange Act” shall have the meaning set forth in Section 1.01(a).

(nnn) “Exchange Agreement Condition” shall have the meaning set forth in Annex I hereto.

(ooo) “Exchange Agreement” shall have the meaning set forth in the recitals.

(ppp) “Exchange Agreement Transactions” shall have the meaning set forth in the recitals.

(qqq) “Exchange Fund” shall have the meaning set forth in Section 3.03(a).

(rrr) “Exchange Transaction” shall have the meaning set forth in the recitals.

(sss) “Existing Credit Agreements” means, collectively, (i) the Credit Agreement by and among the Company, the lenders that are signatories thereto and Wells Fargo Foothill Canada ULC, dated as of March 5, 2008, as amended (the “Wells Fargo Credit Agreement”) and (ii) the Third Amended and Restated Credit Agreement by and among the Company, the Subsidiary Guarantors (as defined therein) that are signatories thereto, the Lenders (as defined therein) that are signatories thereto and Obsidian, LLC (as the Agent (as defined therein)), dated as of March 22, 2012, as amended.

(ttt) “Existing D&O Indemnification Arrangements” shall have the meaning set forth in Section 7.05(a).

(uuu) “Expiration Time” shall have the meaning set forth in Section 1.01(d).

(vvv) “Fairness Opinion” shall have the meaning set forth in Section 4.22.

(www) “FCPA” shall have the meaning set forth in Section 4.26(a).

(xxx) “Financial Advisor” means Sagent Advisors, LLC.

(yyy) “Fully Diluted Share Number” shall have the meaning set forth in Annex I hereto.

(zzz) “GAAP” means generally accepted accounting principles as applied in the United States.

(aaaa) “Grant Date” shall have the meaning set forth in Section 4.10(m).

(bbbb) “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory (including any stock exchange) or administration functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction.

(cccc) “Indebtedness” shall mean, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person for (i) indebtedness of such person for borrowed money, (ii) other indebtedness of such person evidenced by credit agreements, notes, bonds, indentures, securities or debentures, (iii) capitalized leases classified as indebtedness of such person under GAAP, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person, (v) any obligation of such Person for the deferred purchase price of property or services (other than trade payables and other current liabilities), (vi) liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, currency hedge or other similar agreement designed to protect such Person and/or any of its Subsidiaries against fluctuations in interest rates or other currency fluctuations and all liabilities with respect to any commitments by which such Person and/or any of its Subsidiaries assures a creditor against loss, (vii) all indebtedness of another Person referred to in clauses (i) through (vii) above guaranteed directly or indirectly, jointly or severally, in any manner by such Person (viii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets (including, without limitation, accounts and contract rights) owned by such Person, (ix) any obligation or liability arising from an Action or settlement, and (x) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person.

(dddd) “Indemnified Party” shall have the meaning set forth in Section 7.05(a).

(eeee) “Independent Directors” shall have the meaning set forth in Section 1.04(a).

(ffff) “Initial Offer Expiration Time” shall have the meaning set forth in Section 1.01(d).

(gggg) “Insolvency Event” means (i) the admission by the Company or any Company Subsidiary in writing of its inability generally to pay its debts as they become due, or (ii) the commencement or filing of any voluntary Insolvency Proceeding against or with respect to the Company or any Company Subsidiary or involuntary Insolvency Proceeding not dismissed within twenty-one (21) days, it being understood that, for purposes of this definition, “Company Subsidiary” is limited to those Company Subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act).

(hhhh) “Insolvency Proceeding” means (i) any case, proceeding or other Action before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, arrangement, liquidation, receivership, dissolution, winding-up or relief of debtors, or (ii) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each case in (i) and (ii) above, undertaken under U.S. or Canadian, federal, state, provincial or foreign Law, including the Bankruptcy Code or the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and the Winding-up and Restructuring Act (Canada).

(iiii) “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, including: (i) all patents and applications for patents, (ii) all trade secrets, (iii) all copyrights, copyright registrations and applications for copyright registrations, (iv) all trademarks, service marks and other indicia of origin together with all goodwill associated therewith, and all registrations, applications for registration, and renewals for any of the foregoing, and (v) Internet domain names.

(jjjj) “Intercompany Loans” means loans made within the Company from the Company, one division or Subsidiary to another.

(kkkk) “IRS” shall have the meaning set forth in Section 4.10(c).

(llll) “Knowledge” or “knowledge” means (i) with respect to the Company, the actual knowledge of any of the Persons set forth in Section 10.01(llll) of the Company Disclosure Letter, and (ii) with respect to Parent or Sub, the actual knowledge of any of the officers of Parent or Sub including, in each case, the knowledge that any such person referenced in clauses (i) or (ii) above, as a prudent business person, would have obtained after making due inquiry with respect to the particular matter in question.

(mmmm) “Law” means any federal, state, local, foreign or international law, statute, code, ordinance, rule, regulation, common law, treaty, order, judgment, writ, stipulation, award, injunction or decree.

(nnnn) “Leased Real Property” means the real property leased, subleased or licensed by the Company or any Company Subsidiary as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company or any Subsidiary, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property and other assets of every kind, nature and description of the Company or any Subsidiary located at or attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances relating to any of the foregoing.

(oooo) “Leases” shall have the meaning set forth in Section 4.16(b).

(pppp) “Lien” means any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever.

(qqqq) “Limited Guarantee” shall have the meaning set forth in in the recitals.

(rrrr) “Materials of Environmental Concern” shall have the meaning set forth in Section 4.14(d).

(ssss) “Merger” shall have the meaning set forth in the recitals.

(tttt) “Merger Closing” shall have the meaning set forth in Section 2.02.

(uuuu) “Merger Closing Date” shall have the meaning set forth in Section 2.02.

(vvvv) “Merger Consideration” shall have the meaning set forth in Section 3.01(c).

(wwww) “Minimum Tender Condition” shall have the meaning set forth in Annex I.

(xxxx) “Most Recent Periodic Reports” shall mean the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed by the Company with the SEC on March 31, 2014, as amended by the Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed by the Company with the SEC on April 30, 2014 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed by the Company with the SEC on May 15, 2014 (in each case, excluding any disclosures that are set forth under the headings “Risk Factors” or disclosures of risk set forth in any “forward looking statements,” disclaimers or any other statements that are similarly cautionary, non-specific or predictive in nature).

(yyyy) “Notice Period” shall have the meaning set forth in Section 6.02(d)(i)(C).

(zzzz) “Offer” shall have the meaning set forth in the recitals.

(aaaaa) “Offer Closing” shall have the meaning set forth in Section 1.01(e).

(bbbbb) “Offer Closing Date” shall have the meaning set forth in Section 1.01(e).

(ccccc) “Offer Conditions” shall have the meaning set forth in Section 1.01(b).

(ddddd) “Offer Documents” shall have the meaning set forth in Section 1.01(g).

(eeeee) “Offer Price” shall have the meaning set forth in the recitals.

(fffff) “Offer Termination” shall have the meaning set forth in Section 1.01(f).

(ggggg) “Official” shall have the meaning set forth in Section 4.26(a).

(hhhhh) “Order” shall have the meaning set forth in Section 4.13.

(iiiii) “Outside Date” shall have the meaning set forth in Section 1.01(d).

(jjjjj) “Parent” shall have the meaning set forth in the preamble.

(kkkkk) “Parent Material Adverse Effect” means any change, circumstance, effect, event or occurrence that prevents or materially impedes, hinders or delays the consummation by Parent or Sub of the Offer, the Merger or any of the other transactions contemplated by this Agreement on a timely basis.

(lllll) “Party” and “Parties” shall have the meaning set forth in the preamble.

(mmmmm) “Paying Agent” shall have the meaning set forth in Section 3.03(a).

(nnnnn) “PBGC” means the Pension Benefit Guaranty Corporation.

(ooooo) “Permitted Liens” mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, (ii) Liens for taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements, (iii) zoning, building and other similar codes and regulations and (iv) Liens registered under the Existing Credit Agreements.

(ppppp) “Person” means an individual, corporation (including not-for-profit corporation), general or limited partnership, limited liability company, joint venture, association, trust, estate, association, Governmental Authority, unincorporated organization or other entity of any kind or nature, including the media.

(qqqqq) “Preferred Stock Redemption” shall have the meaning set forth in the recitals.

(rrrrr) “Recommendation” shall have the meaning set forth in Section 4.04(b).

(sssss) “Release” shall have the meaning set forth in Section 4.14(d).

(ttttt) “Representative” means, with respect to any Person, any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(uuuuu) “Restraints” shall have the meaning set forth in Section 8.01(a).

(vvvvv) “Restricted Stock Unit” means a restricted stock unit issued by the Company pursuant to any Company Stock Plan that (i) as of the date hereof, vests in accordance with the restrictions and conditions determined by the Company Board and (ii) is outstanding immediately prior to or as of the Effective Time, pursuant to which the holder has a right to receive shares of Company Common Stock after the vesting or lapse of restrictions applicable to such unit.

(wwwww) “Sale Transaction Note” shall have the meaning set forth in Section 7.15.

(xxxxx) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder.

(yyyyy) “Schedule 14D-9” shall have the meaning set forth in Section 1.02(a).

(zzzzz) “Schedule TO” shall have the meaning set forth in Section 1.01(g).

(aaaaaa) “SEC” shall have the meaning set forth in Section 1.01(d).

(bbbbbb) “SEC Informal Inquiries” shall mean the informal inquiry commenced in April 2008 and the informal inquiry commenced in March 2011.

(cccccc) “Securities Act” shall have the meaning set forth in Section 4.07(a).

(dddddd) “Senior Employee” shall have the meaning set forth in Section 4.12(a)(x).

(eeeeee) “Short-Form Threshold” shall have the meaning set forth in Section 1.03(b).

(ffffff) “Special Committee” shall have the meaning set forth in the recitals.

(gggggg) “Sponsor Maximum Monetary Liability” shall have the meaning set forth in Section 11.11(b)

(hhhhhh) “Sponsor” means Novacap TMT IV, L.P.

(iiiiii) “Sub” shall have the meaning set forth in the preamble.

(jjjjjj) “Sub Sale Transaction” shall have the meaning set forth in Section 7.15.

(kkkkkk) “Subsidiary” of any Person means (i) any corporation of which a majority of the Equity Interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

(llllll) “Superior Proposal” means a bona fide written Acquisition Proposal not arising out of or relating to any violation of Section 6.02, which the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions and legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, equityholder litigation, identity of the Person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the Party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal, (i) is reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction that is more favorable to the holders of Company Common Stock from a financial point of view than the Offer or the Merger and the other transactions contemplated by this Agreement (after taking into account the expected timing and risk and likelihood of consummation).

(mmmmmm) “Support Agreements” shall have the meaning set forth in the recitals.

(nnnnnn) “Support Agreement Stockholders” means the stockholders of the Company who have entered into a Support Agreement and are listed on Exhibit B.

(oooooo) “Surviving Corporation” shall have the meaning set forth in Section 2.01.

(pppppp) “Takeover Laws” shall have the meaning set forth in Section 4.04(b).

(qqqqqq) “Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax of any kind whatsoever, whether disputed or not, together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto imposed by any Governmental Authority or domestic or foreign taxing authority, including, without limitation, income, estimated, franchise, license, windfall or other profits, environment, gross receipts, premiums, real or personal property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, disability, excise, withholding, ad valorem, stamp, transfer, environmental, value-added, alternative and add-on minimum, and gains tax.

(rrrrrr) “Tax Return” means any report, return, claim for refund, election, estimated tax filing, declaration, or other related document filed with or required to be filed with any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

(ssssss) “Tennenbaum Funds” shall have the meaning set forth in the Exchange Agreement.

(tttttt) “Term Loan Agreement” shall have the meaning set forth in the Exchange Agreement.

(uuuuuu) “Term Loan Transfer” shall have the meaning set forth in the recitals.

(vvvvvv) “Term Loans” shall have the meaning set forth in the Exchange Agreement.

(wwwwww) “Third Party” means any Person other than Parent, Sub or any Affiliates thereof.

(xxxxxx) “Third Party IP Assets” shall have the meaning set forth in Section 4.15(b)(iv).

(yyyyyy) “Threatened” shall have the meaning set forth in Section 7.02(a).

(zzzzzz) “Transaction Litigation” shall have the meaning set forth in Section 7.02(a).

(aaaaaaa) “Transactions” shall mean the Offer, the Merger, the Exchange Agreement Transactions, the transactions contemplated under the Equity Undertaking Letter, Limited Guarantee and all other related transactions contemplated by this Agreement, the Exchange Agreement, the Equity Undertaking Letter and Limited Guarantee.

(bbbbbbb) “Transfer Taxes” shall have the meaning set forth in Section 7.10.

(ccccccc) “Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury under the Code.

(ddddddd) “UKBA” shall have the meaning set forth in Section 4.26(a).

(eeeeeee) “Voting Company Debt” shall have the meaning set forth in Section 4.03(c).

(fffffff) “Warrants” mean any issued and outstanding warrants to purchase shares of Company Common Stock.

(ggggggg) “Wells Fargo Credit Agreement” shall have the meaning set forth in Section 10.01(sss).

Section 10.02 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Annex or Exhibit, such reference shall be to an Article or a Section of, or an Annex or Exhibit to, this Agreement unless otherwise indicated.

(b) The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect of the word “shall”. The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” when used in this Agreement is not exclusive. Any references herein to “dollars” or “$” shall mean United States dollars. The words “as of the date of this Agreement” and words of similar import shall be deemed in each case to refer to the date of this Agreement as set forth in the Preamble hereto.

(d) The phrase “provided to Parent,” when used in reference to anything made available to Parent, Sub or their Representatives shall (other than with respect to the last sentence of Section 4.22) be deemed to mean uploaded to and made available to Parent, Sub and their Representatives no less than one (1) Business Day prior to the date hereof either through being sent by electronic mail, provided by hand, otherwise provided in hard copy form, or being located in the virtual data room managed by Intralinks on behalf of the Company in the on-line workspace captioned “Project Atlas.”

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(f) References to a Person are also to its permitted successors and assigns. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(g) All capitalized terms not defined in the Company Disclosure Letter shall have the meanings ascribed to them in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

(h) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(i) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

ARTICLE XI

General Provisions

Section 11.01 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. None of the covenants or agreements of the parties in this Agreement shall survive the Effective Time, other than those covenants and agreements contained herein which by their terms apply, or that are to be performed in whole or in part, after the Effective Date, which shall survive the consummation of the Merger until fully performed.

Section 11.02 Expenses. Except as provided in Section 7.10 and Section 9.03, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by this Agreement are consummated.

Section 11.03 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given when received if delivered personally; when transmitted if transmitted by facsimile or by electronic mail (with written confirmation of transmission); the Business Day after it is sent, if sent for next day delivery to a domestic address by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Sub (or following the Effective Time, the Company), to:	Novacap 375 Boul. Roland-Therrien Suite 210
Longueuil, Quebec J4H 4A6
	Fax No.:	(450) 651-7585
	Attention:	Bruno Duguay
Josianne Turcotte
	Email:	bduguay@novacap.ca
jturcotte@novacap.ca

with copies (which shall not constitute notice) to:	Goodwin Procter LLP 53 State Street
Boston, MA 02109

	Fax No.:	(617) 523-1231
	Attention:	Jocelyn M. Arel
Jared G. Jensen
	Email:	jarel@goodwinprocter.com
jjensen@goodwinprocter.com

If to the Company (on or prior to the Effective Time):	Dialogic Inc.
6700 Cote de Liesse, Suite 100
Montreal, Quebec H4T2B5
Fax No.: (514) 745-5588
Attention: Anthony Housefather
Email: anthony.housefather@dialogic.com

with copies (which shall not constitute notice) to:	Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112
Fax No.: (212) 653-8701
	Attention:	Shon Glusky
	Email:	sglusky@sheppardmullin.com

Section 11.04 Entire Agreement. This Agreement, together with the Exchange Agreement, the Confidentiality Agreement, the Limited Guarantee, and the Equity Undertaking Letter (together with the exhibits, the Company Disclosure Letter and the other documents delivered pursuant hereto), constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of hereof and thereof; provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the standstill restrictions and restrictions on contact shall terminate (solely with respect to Sponsor and its Affiliates, including Parent and Sub, and not for any other Person or for purposes of the definition of an Acceptable Confidentiality Agreement) immediately following the execution and delivery of this Agreement solely for purposes of permitting the Offer, the Merger or any other transaction or action contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Merger Closing.

Section 11.05 No Third-Party Beneficiaries. Except for (i) the third-party beneficiary rights of the Indemnified Parties under Section 7.05, and (ii) Sponsor’s rights to receive the payments enumerated in Section 9.03, neither this Agreement nor any other agreement contemplated hereby are intended to or shall confer upon any Person other than the Parties hereto and thereto any legal or equitable rights or remedies, except as provided in the Exchange Agreement, Equity Undertaking Letter and Limited Guarantee. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.05 without notice or liability to any other Person.

Section 11.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided, however, that, prior to the Merger Closing, Parent and Sub may assign this Agreement and/or any of their respective rights hereunder (in whole or in part) to Parent or any of its Affiliates. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.07 GOVERNING LAW. THIS AGREEMENT AND ANY ACTION (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR

ANY TRANSACTION CONTEMPLATED HEREBY, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 11.08 Jurisdiction; Service of Process.

(a) Each of the Parties irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, for the purpose of any Action directly or indirectly based upon, relating to arising out of this Agreement or any transaction contemplated hereby (including the Exchange Agreement, the Limited Guarantee, and the Equity Undertaking Letter) or the negotiation, execution or performance hereof or thereof, and each of the Parties hereby irrevocably agrees that all claims in respect to such action or proceeding shall be brought in, and may be heard and determined, exclusively in such state or federal courts. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue in, and any defense of inconvenient forum to the maintenance of, any action or proceeding so brought. Each of the Parties agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such Party at the addresses set forth in Section 11.03. Nothing in this Section 11.08 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 11.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY (INCLUDING THE EQUITY UNDERTAKING LETTER, THE LIMITED GUARANTEE OR THE EXCHANGE AGREEMENT) OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 11.10 Specific Performance.

(a) The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that in any such case any breach of this Agreement could not be adequately compensated by monetary damages alone. Accordingly, the Parties agree that, prior to the valid termination of this Agreement in accordance with Section 9.01, but in all cases subject to the specific requirements set forth in Section 11.10(b) (as it relates to obtaining a remedy contemplated by this Section 11.10(a) with respect to causing the Equity Financing to be funded), each Party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with Section 11.08, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party hereto accordingly agrees, subject in all respects to Section 11.10(b), not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 11.10. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 11.10. Each of the Parties acknowledges and agrees that, except to the extent set forth in Section 11.10(b), (i) each Party shall be entitled to seek to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy set forth in Section 9.03, (ii) the provisions set forth in Section 9.03 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) Notwithstanding the foregoing, the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Sub to, or to directly, cause the Equity Financing to be funded at any time whether under this Agreement, the Equity Undertaking Letter or the Limited Guarantee) shall be subject to the requirements that:

(i) with respect to any funding of the Equity Financing to occur at the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer, and, with respect to any funding of the Equity Financing to occur at the Merger Closing, all the conditions set forth in Sections 8.01 and 8.02 would have been satisfied if the Merger Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which shall be capable of being satisfied at the Merger Closing), and

(ii) the Company has irrevocably confirmed to Parent in writing that if the Equity Financing is funded, it will take such actions that are within its control to cause the Merger Closing to occur.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the rights and remedies set forth in this Section 11.10 shall be exercisable, in accordance with this Section 11.10, without regard to the maximum limitations on liability set forth in Section 11.11.

Section 11.11 Maximum Recourse: Limitation on Liability. Notwithstanding anything in this Agreement to the contrary:

(a) Company Maximum Monetary Liability. In the event that this Agreement is terminated (i) by Parent pursuant to Section 9.01(e) or (ii) the Company pursuant to Section 9.01(f), then the maximum aggregate liability of the Company and the Company Subsidiaries for monetary damages in connection with such termination, this Agreement or any of the transactions contemplated hereby shall be limited to the Company Termination Fee pursuant to Section 9.03; provided that, in no event shall the maximum aggregate liability of the Company and the Company Subsidiaries for monetary damages in connection with this Agreement or any of the transactions contemplated hereby exceed $34,180,000 (“Company Maximum Monetary Liability”), and in no event shall Sponsor, Parent or Sub seek or obtain, nor shall they permit any of their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Maximum Monetary Liability against the Company or any of the Company Subsidiaries, and in no event shall Sponsor, Parent or Sub or any other Person be entitled to seek or obtain any monetary damages of any kind in excess of the Company Maximum Monetary Liability against the Company and the Company Subsidiaries, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(b) Sponsor, Parent and Sub Maximum Liability. The maximum aggregate liability of Sponsor, Parent and Sub for monetary damages in connection with this Agreement, the Equity Undertaking Letter, the Limited Guarantee or any of the Transactions (including the Equity Financing and the Exchange Transactions) shall be shall be limited to $34,180,000 (the “Sponsor Maximum Monetary Liability”), and in no event shall the Company seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf (including the Tennenbaum Funds) to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award aggregating in excess of the Sponsor Maximum Monetary Liability against Sponsor, Parent or Sub, and in no event shall the Company or any of its Subsidiaries or any Person (including the Tennenbaum Funds) be entitled to seek or obtain any monetary damages of any kind aggregating in excess of the Sponsor Maximum Monetary Liability against Sponsor, Parent or Sub, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Limited Guarantee, the Equity Undertaking Letter or the Exchange Agreement or the Transactions including damages arising out of or relating to any breach by Sponsor, Parent or Sub, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(c) Non-Recourse Parties. Notwithstanding anything to the contrary in this Agreement, in no event shall (i) any Non-Recourse Parent Party (as defined in the Equity Undertaking Letter, which excludes, for the avoidance of doubt, Sponsor, Parent and Sub) have any liability for monetary damages to the Company or its Subsidiaries relating to or arising out of this Agreement or the transactions contemplated hereby, other than Sponsor’s obligations under the Equity Undertaking Letter and the Limited Guarantee and other than the obligations of Parent and Sub to the extent expressly provided herein, or (ii) any former, current or future general or limited partners, equityholders, directors, officers, employees, managers, members, Affiliates or agents of the Company or its Subsidiaries have any liability to Sponsor, Parent or Sub or any Non-Recourse Parent Party for monetary damages relating to or arising out of this Agreement or the transactions contemplated hereby, other than the obligations of the Company to the extent expressly provided herein. In no event shall the Company seek or obtain, nor shall it permit any of its Representatives to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party with respect to, this Agreement, Equity Undertaking Letter or the Exchange Agreement or the transactions contemplated hereby and thereby (including, any breach by Sponsor, Parent or Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure, other than from Parent or Sub to the extent expressly provided for in this Agreement, or the Sponsor to the extent expressly provided for in the Equity Undertaking Letter and the Limited Guarantee.

(d) Effect on Limitations. The Parties acknowledge and agree that nothing in this Section 11.11 shall be deemed to affect any Party’s right to specific enforcement pursuant to and in accordance with Section 11.10.

Section 11.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 11.13 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

DIALOGIC GROUP INC.

By:	/s/ Stephane Tremblay
Name:	Stephane Tremblay
Title:	President

DIALOGIC MERGER INC.

By:	/s/ Stephane Tremblay
Name:	Stephane Tremblay
Title:	President

DIALOGIC INC.

By:	/s/ Kevin Cook
Name:	Kevin Cook
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I

Conditions to the Offer

Notwithstanding any other term of the Offer or the Agreement, Sub shall not be required to, and Parent shall not be required to cause Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer if:

(a) there shall not have been validly tendered and not validly withdrawn prior to the expiration of the Offer a number of shares of Company Common Stock that, when added to (without duplication of shares) the number of shares of Company Common Stock owned by Parent and its Subsidiaries as of immediately prior to the expiration of the Offer (and after the consummation of the Exchange Agreement Transactions), represent at least one more share than 90% (without duplication) of (x) the outstanding shares of Company Common Stock as of immediately prior to the expiration of the Offer (and after the consummation of the Exchange Agreement Transactions), plus (y) the aggregate number of shares of Company Common Stock issuable to holders of Company Equity Awards from which the Company or its Representatives have received notices of exercise prior to the expiration of the Offer (and as to which shares of Company Common Stock have not yet been issued to such exercising holders of Company Equity Awards) (the foregoing (a)(1) and (a)(2), collectively, the “Minimum Tender Condition”, and such number of shares equal to the sum of the shares described in the preceding clauses (x) through (y), the “Fully Diluted Share Number”);

(b) any required consents under the Wells Fargo Credit Agreement shall not have been obtained and/or shall not be in full force and effect;

(c) the Exchange Agreement Transactions shall not have occurred and/or the Exchange Agreement shall not be in full force and effect (the “Exchange Agreement Condition”); or

(d) any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(i) there shall be any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer;

(ii) any of the representations and warranties of the Company:

(A) set forth in Section 4.04 (Authority; Recommendation), Section 4.09(i) (Absence of Certain Changes or Events), Section 4.10(e) and (i) (Employee Benefit Plans); Section 4.21 (State Takeover Statutes), Section 4.22 (Fairness Opinion) or Section 4.23 (Brokers and Other Advisors) shall not be true and correct in all material respects as of the date of the Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer;

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(B) set forth in Section 4.03 (Capitalization) shall not be true and correct in all respects as of the date of the Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer, other than inaccuracies which would result in less than $50,000 of additional Merger Consideration in the aggregate and excluding capitalization inaccuracies with respect to Company directors and officers, the Tennenbaum Funds and stockholders that enter into Support Agreements;

(C) set forth in the Agreement, other than those described in clauses (A) and (B) above, shall not be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein), except, in the case of this clause (C), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and

except, in each case in clauses (A)-(C) above, to the extent such representations and warranties are made as of a specific date (in which case such representations and warranties shall not be true and correct (subject to such qualifications) as of such specific date only);

(iii) the Company shall have failed to perform or comply in all material respects with its obligations required to be performed or complied with by it under the Agreement;

(iv) since the date of the Agreement, there shall have occurred any Company Material Adverse Effect;

(v) all Company Restructuring Actions shall not have been completed in Parent’s reasonable judgment;

(vi) the D&O Tail Policy shall not have been obtained (the “D&O Tail Condition”);

(vii) if any Eligible D&O Litigation shall have been commenced and shall not have been dismissed prior to the expiration of the Offer, then (x) the Company shall have notified all of its applicable carriers of director and officer insurance of the commencement of such Eligible D&O Litigation and (y) on or before the expiration of the Offer the primary carrier for the Company’s director and officer insurance shall have denied coverage of the claims in any Eligible D&O Litigation. The term “Eligible D&O Litigation” means that portion of (and only that portion of) the Transaction Litigation commenced prior to the expiration of the Offer in which claims are asserted by Persons (other than by Parent, Sub, Sponsor or any of their respective Affiliates) for monetary relief against the Company’s directors or officers (in their capacities as such), to the extent that such claims do not fall within the exclusions under, or exceed the

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monetary limits for, the primary director and officer liability insurance policy maintained by the Company; or

(viii) the Agreement shall have been terminated in accordance with its terms.

At the request of Parent, the Company shall deliver to Parent a certificate executed on behalf of the Company by the chief executive officer or the chief financial officer of the Company certifying that none of the conditions set forth in clauses (d)(ii), (d)(iii), or (d)(iv) above shall have occurred and be continuing as of the expiration of the Offer.

For purposes of determining whether the Minimum Tender Condition has been satisfied, Parent and Sub shall include for purposes of its determination thereof shares tendered in the Offer pursuant to guaranteed delivery procedures.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement.

The foregoing conditions are for the sole benefit of Parent and Sub and, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of October 10, 2014, by and among Dialogic Group Inc., Dialogic Merger Inc., and Dialogic Inc. (the “Agreement”).

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ANNEX II

Principal Terms of Break Fee Note

1.	Principal Amount; Interest. The principal amount of the Break Fee Note shall equal the aggregate amount of the Company Termination Fee, minus any portion of the Company Termination Fee paid to Sponsor (or other designee of Parent) prior to issuance of the Break Fee Note. The Break Note will not bear interest other than default interest described below in clause 3.

2.	Quarterly Amortization. Principal shall be payable in six (6) equal installments, commencing on the date that is three (3) months following the issuance of the Break Fee Note, and continuing on the same day of each calendar quarter thereafter until paid in full on the date that is eighteen months after the issuance date of the Break Fee Note (the “Due Date”). All payments shall be applied first to accrued interest or other charges due hereunder and the balance, if any, to principal. In any event, the entire principal balance of the Break Fee Note, together with any accrued interest and other charges as are due hereunder, shall be paid on the Due Date.

3.	Default Interest Charges. If any payment under the Break Fee Note is not paid when due, whether on a stated due date or upon acceleration, then default interest equal to prime plus two percent (2%) shall accrue on the outstanding balance of the Break Fee Note, compounded quarterly, until the unpaid principal amount due, together with all accrued interest, shall be paid in full.

4.	Acceleration. The entire principal balance of the Break Fee Note, together with any accrued interest and other charges that are due, shall become immediately due and payable prior to the Due Date upon (i) any Acquisition Proposal is consummated (regardless of when made) or (ii) any event occurs that gives the lenders under the Existing Credit Agreements the right to accelerate the payment obligations of the Company thereunder.

5.	Priority. The Break Fee Note will be senior in all respects (including the right of payment) to the Term Loans and all other Indebtedness of the Company, now existing or hereafter incurred; provided, however, that the Break Fee Note will be subordinate to any Indebtedness outstanding under the Wells Fargo Credit Agreement.

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